PAGE>

                  ROCKY MOUNTAIN POWER CO.
        12835 East Arapahoe Road, Tower II, Suite 110-B
                    Englewood, CO 80112
            (303)-792-2466    FAX (303)-792-2467



May 31, 1997

Mr. Donald J. Rinehart and
Mr. Edward Evangelidi
United States Securities and Exchange Commission
Washington D. C. 20549

Mail Stop:  7-9

Re:  Rocky Mountain Power Co.
     Form 10-SB Amended
     File No. 0-22027

Dear Mr. Rinehart and Mr. Evangelidi:

The following are our responses to your comments in your letter dated March 11, 1997:

Organization
------------
Paragraph #    Response
-----------    --------
1.             Changed as suggested.

2.             Changed as suggested.

3.             Changed as suggested.

4.             Changed as suggested.

5. Disclosure has been made that there has been a change in control of Rocky Mountain Power Co., but since the controlling shareholders of Prime and Pride are now the controlling shareholders of RMPC and Prime was merged into RMPC and Pride is now a wholly-owned subsidiary of RMPC, there has been no real change in control of Prime or Pride, only a change in control of RMPC.

6.             Changed as suggested.

Page Two


Business of Issuer
------------------
Paragraph #    Response
-----------    --------
1.             Changed as suggested.

2.             Changed as suggested.

3. Changed as suggested. None of the mortgage loans are to related parties.

4.             Changed as suggested.

5.             Changed as suggested.


Management's Discussion
-----------------------
Paragraph #    Response
-----------    --------
1.             Changed as suggested.

2.             Changed as suggested.

3. The updated financial statements of the combined company will not retain the going concern opinion.


Security Ownership
------------------
Paragraph #    Response
-----------    --------
1.             Changed as suggested.


Certain Relationships and Related Transactions
----------------------------------------------
Paragraph #    Response
-----------    --------
1.             Changed as suggested.

2.             Changed as suggested.

3.             Changed as suggested.

4.             Changed as suggested.

5.             The sales were not to related parties.

6.             Changed as suggested.

Page Three


Recent Sales of Unregistered Securities
---------------------------------------
Paragraph #    Response
-----------    --------
1.             Changed as suggested.


Exhibits
--------
Paragraph #    Response
-----------    --------
1.             Added as suggested.

2.             Added as an exhibit as suggested.

Financial Statements
--------------------
Paragraph #    Response
-----------    --------

1. As more fully now explained in the Form 10-SB, nearly all (approximately 90%) of the initial assets were acquired from Mr. Michael L. Schumacher and Mr. Harold L. Morris. These assets consisted principally of real estate and mortgage loans collateralized by real estate. The total value and predecessor cost of these assets net of related debt was approximately $1,800,000. These assets were owned by Mr. Schumacher or Mr. Morris directly or by their respective pension plans and/ or family partnerships. There was no gain recognized on the transfer of the assets to PRIME, since they were transferred at fair not to exceed approximate predecessor cost. Fair value and predecessor cost were approximately the same as determined by real estate appraisals on real estate owned. The mortgage notes receivable were valued at the unpaid principal and interest balances, not to exceed estimated fair value of the underlying collateral. As of March 31, 1997 approximately $1,050,000 of the $1,800,000 assets contributed for stock of PRIME by Mr. Schumacher and Mr. Morris were sold or paid off with cash.
               Of this approximate $1,080,000, $200,000 of the mortgage notes receivable contributed for stock were subsequently paid off in full. Approximately $850,000 of the $1,050,000 assets were sold with the company carrying back mortgages on the real properties with approximately $150,000 of the $850,000 having been subsequently collected by the company in cash.

Page Four

               Over the nearly two year period from May 1, 1995 to March 31, 1997, approximately $100,000 of gain related to the sale of these properties was recognized in the accompanying financial statements. The certificates of purchase shown on the balance sheets as of October 31, 1996 and March 31, 1997 were acquired at foreclosure sales and not acquired from stockholders or related.

2.             Changed as suggested.

3.             Changed as suggested.

4. Updated financial statements have been included in the filing.

Closing Comments
----------------
We take note of the closing comments in your letter dated March
11, 1997


Sincerely,

/S/ Michael L. Schumacher
-------------------------
Michael L. Schumacher
President

              U.S. Securities and Exchange Commission

                     Washington, D.C. 20549

                         FORM 10-SB/A


       GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                      BUSINESS ISSUERS


Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   Rocky Mountain Power Co.
        ---------------------------------------------
       (Name of Small business Issuer in its charter)


                   Colorado,                     84-0503585
    -------------------------------    --------------------------------
    (State or other jurisdiction of   (I.R.S. Employer Identification No.)
     incorporation or organization)


       12835 E. Arapahoe Road, T-II #110, Englewood, Colorado  80112
       ---------------------------------------------------------------
         (Address of principal executive offices)          (Zip Code)


        Issuer's telephone number        (303) 792-2466
     --------------------------------------------------------
    Securities to be registered under Section 12(b) of the Acts


    Title of each class               Name of each exchange on which
    to be so registered               each class is to be registered


                               None
       -----------------------------------------------------------
       Securities to be registered under Section 12(g) of the Acts



             Common Stock $0.05 par value per share
             --------------------------------------
                     (Title of Class)

                             PART I
                         ALTERNATIVE 3

                 ITEM 1. DESCRIPTION OF BUSINESS.
                   (ITEM 101 OF REGULATION S-B)

                         ORGANIZATION


Rocky Mountain Power Co. (RMPC) is a corporation which was formed under the laws of the State of Colorado on September 30, 1958. The Articles of Incorporation of the Company authorize it to issue 100,000,000 shares of common stock with $.05 per share par value and 200,000 shares of preferred stock with a par value of $25.00 per share.

During December 1996, and subsequently amended March 20, 1997, RMPC entered into an agreement with Prime Rate Investment Management, Inc. (PRIME), a Colorado corporation, incorporated on May 1, 1995. Under the terms of the amended agreement, PRIME became a 93.65% owned subsidiary of RMPC. Prime Rate Income & Dividend Enterprises, Inc. (PRIDE, a wholly owned subsidiary of PRIME) owned approximately 40% of the issued and outstanding common stock and 100% of the issued and outstanding preferred stock of RMPC prior to the March 31, 1997 business combination/reorganization. Effective April 30, 1997 PRIME was merged into RMPC with PRIDE then becoming a wholly-owned subsidiary of RMPC.

The Company's Board of Directors and stockholders approved a 1 for 50 reverse stock split. Effective March 31, 1997, the effective date of the business combination/reorganization, the preferred stock of RMPC was cancelled and shares (post reverse stock split) of RMPC common stock were issued for PRIME and for cancelling of the preferred and common shares of RMPC owned by PRIDE. The shares of RMPC representing 40% ownership of RMPC by PRIDE were also cancelled. Upon completion of the business combination/reorganization, and merger of PRIME into RMPC, the former PRIME shareholders own approximately 97% of the approximate 718,226 shares outstanding of RMPC and the transaction has been accounted for as a reverse acquisition. The business combination that occurred March 31, 1997 was a transaction between two related parties and, therefore, not at arms-length. Mr. Michael L. Schumacher and Mr. George
A. Powell are President and Vice-President, respectively of both RMPC and PRIME. Mr. Schumacher and Mr. Powell are the sole directors of PRIME and are two of the five directors of RMPC. Prior to the business combination, RMPC had approximately 218 shareholders and PRIME had approximately 232 beneficial shareholders. PRIDE was a wholly-owned subsidiary of PRIME and was a shareholder of RMPC prior to the business combination and owned approximately 40% of RMPC. Mr. Schumacher had beneficial ownership of approximately 30% of PRIME and Mr. Powell had approximately 1% beneficial ownership of PRIME. Seven other stockholders owned beneficially various percentages ranging from approximately 3% to 10% each. These nine individuals beneficially owned together, owned approximately 90% of PRIME and own approximately 87% of RMPC after the business combination. To effect this business combination, RMPC issued 655,582 shares of common stock to 12 shareholders of PRIME in exchange for their 93.65% ownership of PRIME while PRIDE returned its 40% ownership of RMPC for cancellation; thus, the net effect was that the former owners of

PRIME became 97% owners of RMPC, resulting in a change in control of RMPC. References to ("the Company") refer to RMPC and subsidiaries on a combined basis. All references to PRIME refer to Prime Rate Investment Management Enterprises, Inc., the full name as shown in the financial statements. RMPC and PRIME have not been subject to any bankruptcies, receiverships or similar proceedings.

After completion of the merger of PRIME into RMPC, RMPC has approximately 450 shareholders.

The principal executive offices of the Company are located at 12835 E. Arapahoe Road, T-II, #110, Englewood, Colorado 80112, and the Company's telephone number is (303) 792-2466.

The Company has selected June 30 as its fiscal year end.

        BUSINESS OF ISSUER: PRINCIPAL PRODUCTS AND SERVICES

RMPC was previously in the business of investing in water rights in Colorado. During the three years ended June 30, 1996 and subsequent to June 30, 1996, prior to the business combination, RMPC had no operating income and incurred various operating expenses totaling approximately $36,000, $30,000 and $10,000, respectively, during the three years ended June 30, 1994, 1995 and 1996. In addition, during the year ended June 30, 1995, RMPC wrote off its investment in water rights resulting in a loss of approximately $445,000. RMPC was originally decreed certain conditional water rights in Garfield and Eagle Counties, Colorado, on the South Fork of the White River and some tributaries. These water rights required continued due diligence activities to maintain those water rights. RMPC did not file the required application for due diligence by June, 1995, thus, the water rights lapsed. The carrying amount of approximately $445,000 of RMPC's investment in the water rights was charged against operations for the year ended June 30, 1995. RMPC has no remaining claims related to the lapsed water rights and has no claim against any individual, entity or the federal government for the loss. During the year ended June 30, 1995, RMPC abandoned all water rights previously controlled. Effective November 1, 1996, RMPC acquired nine residential lots in exchange for 12,000 shares post split shares of its common stock issued to PRIDE. RMPC also acquired effective November 1, 1996, approximately $800,000 of mortgage loans from PRIDE in exchange for 32,000 shares of $25.00 par value, 6% cumulative preferred stock. The principal balances on these mortgage loans totalled approximately $800,000 with a weighted average interest rate of approximately 8% per annum. In exchange for the mortgage loans, RMPC issued 32,000 shares of $25.00 par value preferred stock. The preferred stock had a 6% per annum cumulative dividend provision. As a part of the business combination effective March 31, 1997, these common and preferred shares were cancelled.

As of March 31, 1997 the Company had $767,225 invested in mortgage notes receivable. The Company's investments in mortgage loans are collateralized principally by first deeds of trust on real estate located primarily in Colorado and California. As of March 31, 1997, the Company had six mortgage loans receivable from one individual totalling approximately $346,000. The loans as a percentage of value of the real estate collateral are approximately 90%. The Company also had, as of January 31, 1997 eleven mortgage loans receivable from another individual totalling approximately $349,000. The second individual's loans as a percentage of value of the real estate collateral are approximately 100% but, as additional collateral for the loans receivable from this individual, the Company has a junior lien on another property owned by this individual. These mortgage loans to the two individuals are a material concentration of credit risk.

The business purposes of the reverse acquisition from PRIME's perspective include a larger stockholder base, the potential to possibly utilize certain net operating loss carryovers of RMPC, having a corporate charter that dates back to 1958, and the continued service of certain directors and an officer of RMPC. From RMPC's perspective, the business purpose was principally to become engaged in an active business for the benefit of its shareholders.

As a result of the foregoing, RMPC initially became the holder of 93.65% of the outstanding shares of PRIME. Each of the twelve beneficial shareholders of PRIME who exchanged their respective shares was an officer, director or principal shareholder of PRIME and by reason thereof had access to all material information about PRIME and were provided with all material information about the business and financial position of the Company. Further, each such person is sophisticated and knowledgeable in business and financial matters and is able therefore to evaluate the information about PRIME and the Company without need for protections that may be available if the transactions were the subject of a registration statement under the Securities Act of 1933. It is the position of the Company that the exchange transactions with the twelve shareholders of PRIME are exempt from registration under the 1933 Act by reason of Section 4(2) as being transactions by an issuer not involving a public distribution.

The remaining outstanding shares of PRIME representing approximately 6.35% of the total outstanding shares were held beneficially by 82 individuals. Effective April 30, 1997 pursuant subject to the notice provisions of the Colorado Business Corporation Act, the Company merged PRIME into RMPC through action of the Boards of Directors of both companies and without seeking approval of the respective shareholders of each company. Section 7-11-104 of the Colorado Business Corporation Act authorizes a merger of a parent and subsidiary without a vote of shareholders of either company if the parent holds at least 90% of the outstanding shares of the subsidiary. Since there was no shareholders' vote or consent on this matter, there is no sale, as contemplated by Rule 145 under the 1933 Act, of the Company's common stock which was issued to the remaining shareholders of PRIME and thus, the transaction is not subject to the registration requirements of Section 5 of the 1933 Act.

PRIDE, is principally in the real estate investment business. PRIDE owns residential rental real estate in Arizona, California, Arkansas and a health/ racquetball club in California. PRIDE also is in the business of investing in foreclosure sale real estate certificates of purchase in the Denver Metropolitan area. PRIDE acquires the certificates of purchase by bidding at foreclosure sales. Under Colorado statutes, there is generally a minimum redemption period of seventy-five (75) days whereby the property owner can redeem the foreclosed property by paying the certificate of purchase balance bid price plus interest at the rate specified on the mortgage note, plus reimbursement of certain costs and expenses incurred by the holder of the certificate of purchase during the redemption period. If the former property owner fails to redeem the property, then junior lienholders have a right to redeem. If the property is not redeemed, the holder of the certificate of purchase will be granted title to the property. It is PRIDE's investment policy to invest in certificates of purchase that have sufficient equity such that it is likely that the property will be redeemed.


     DISTRIBUTION OF PRODUCTS AND SERVICES

PRIME markets its real estate generally through listings with real estate brokers.

     COMPETITION

PRIME's real estate business is highly competitive. There are thousands of real estate investors in the United States of America that are investing in similar rental properties. The level of competition in the acquisition, sale and renting of real estate properties is effected by economic conditions in the area as well as interest rates available to borrowers. PRIME's business of investing in certificates of purchase is also highly competitive since there is open bidding allowed on all real estate foreclosures. Typically at the foreclosure sales, there will be between five and twenty individuals in attendance and between three and seven actual bidders in addition to the foreclosing lenders bidding on the properties collateralizing their loans.

     AVAILABILITY OF RAW MATERIAL: PRINCIPAL SUPPLIERS

Since the Company is not involved in manufacturing, there is no need for raw materials. Supplies used in the business are minimal. The number of foreclosure sales is directly related to economic conditions and interest rates in the area and therefore, the inventory of potential certificates of purchase available varies over time.

     PATENTS AND INTELLECTUAL PROPERTY

The Company has no patent or intellectual property rights.

     GOVERNMENTAL APPROVAL

There are no governmental approval requirements related to the Company's business.

     EFFECT OF GOVERNMENTAL REGULATIONS: COMPLIANCE WITH ENVIRONMENTAL LAWS

The Company is not materially effected by any specific governmental regulations other than various states limit the interest rates charged on loans. Under certain circumstances, the Company will sell properties and carry back mortgage loans on the properties. The Company does not charge interest rates in excess of rates allowed by law. With respect to the Company's investments in certificates of purchase, the redemption period is generally 75 days. The redemption period may be extended beyond the 75 days under certain circumstances. If the original owner of the property declares bankruptcy, the redemption period may be extended for up to an additional 60 day period. If the Internal Revenue Service (IRS) is a junior lienholder on the property and the IRS files an intent to redeem, the redemption period is extended for an additional 45 day period. In addition, each lienholder behind the foreclosed lien is generally entitled to additional time to redeem. The first lienholder behind the foreclosing lien has an additional 10 days, with each following lienholder another 5 days. These statutes could delay the Company in either receiving title to the property or receiving the proceeds from the redemption. During the redemption period, according to various statutes, if the Company incurs certain costs such as inspection fees, repairs and maintenance and legal fees, the Company is entitled to be reimbursed for these costs. The Company complies with the applicable provisions of the statutes.

Various local zoning, homeowners associations and various other rules and regulations limit how properties may be used and require certain maintenance and repairs for properties. Certain federal and state environmental protection statutes exist related to hazardous wastes and other environmental concerns. The Company is in compliance with all environmental laws.

     RESEARCH AND DEVELOPMENT

The Company has not been involved in any research and development projects.

     EMPLOYEES

The Company has no full time employees. Mr. Michael L. Schumacher, the Company's President, Mr.,George A. Powell, the Company's Vice President and Mr. James D. Phelps, the Company's Secretary/Treasurer devote approximately 25%, 50% and 1% respectively, of their time to the Company's business. The real estate properties are managed by various independent property management companies.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION (Item 303 of Regulation S-B)

     GENERAL

RMPC was organized on September 30, 1958 but was relatively inactive during the past three years. RMPC formerly held interests in certain water rights in Colorado that now have been abandoned. As described in Part I, Item 1, RMPC has entered into a business combination with PRIME, principally in the real estate investment business.

     RESULTS OF OPERATIONS (PRIME CONSOLIDATED)

Six Months Ended October 31, 1995 and Year Ended October 31, 1996
-----------------------------------------------------------------

Revenue for the six months ended October 31, 1995 was approximately $110,000. Revenue for the year ended October 31, 1996 was approximately $342,000. From inception to October 31, 1995, rent income totalled approximately $96,000 and interest income totalled approximately $14,000. For the year ended October
31, 1996, rent income totalled approximately $151,000 and interest income totalled approximately $85,000. The gain on sale of real estate totalled approximately $101,000 during the year ended October 31, 1996 and the gain on the sale of security investments totalled approximately $5,000 during the year ended October 31, 1996. There were no sales of real estate or security investments during the six month period ended October 31, 1995. During the year ended October 31, 1996, the Company's management decided to sell its real estate in Colorado resulting in a gain of approximately $101,000, because management believed that the Colorado real estate values reached a peak during 1996. The sale of the Colorado properties resulted in less rental income on a monthly basis in 1996 but increased the interest income per month related to the mortgage notes receivables carried on the properties sold.

Operating expenses were approximately $92,000 during the six month period ended October 31, 1995 as compared to approximately $151,000 during the year ended October 31, 1996. Expenses decreased on a monthly basis during 1996 principally due to less real estate expenses after the Colorado properties were sold.

Five Months Ended March 31, 1996 and March 31, 1997
---------------------------------------------------
Revenue for the five months ended March 31, 1996 was approximately $100,000 as compared to revenue of approximately $129,000 for the five months ended March 31, 1997, an increase of approximately $29,000. This increase resulted principally from rent on the Company's investment in the racquetball/health club facility in California of approximately $29,000. This property was not owned by the Company during the five month period ended March 31, 1996. The Company, during the year ended October 31, 1996 sold various real estate properties, while carrying back mortgages on the sold properties, resulting in increased interest earned of approximately $27,000 and decrease in rental income of approximately $35,000 during the comparable prior period.

Operating expenses decreased from approximately $76,000 during the five months ended March 31, 1996 to approximately $73,000 during the five month period ended March 31, 1997, a decrease of approximately $3,000. This decrease results primarily from less costs associated with carryback mortgages as compared to operating costs of real estate owned.

Net income after the provision for income taxes increased from approximately $19,000 during the five month period ended March 31, 1996 to approximately $50,000 during the five month period ended March 31, 1997, an increase of approximately $31,000. The Company's consolidated stockholders' equity was approximately $2,065,000 at March 31, 1997. The Company's consolidated proforma stockholders' equity after merger of PRIME into RMPC effective April 30, 1997 was approximately $2,202,000.

           LIQUIDITY AND CAPITAL RESOURCES

At October 31, 1996, the Company's combined cash balance was approximately $45,000. The Company's current assets at October 31, 1996 totalled approximately $665,000 and its current liabilities totalled approximately $215,000, resulting in net working capital of $450,000, a current ratio of approximately three to one.

At March 31, 1997 the Company had an unrestricted cash balance of approximately $168,000. The Company's current assets at March 31, 1997 totalled approximately $1,750,000 and its current liabilities totalled approximately $1,203,000, resulting in net working capital of approximately $547,000, a current ratio of approximately 1.45 to one.

Effective January 31, 1997 the Company has borrowed $1,000,000 from a bank, due on January 31, 1998. The loan was initially collateralized by invested cash balances. The bank agreed to allow substitution of $800,000 of mortgage notes receivable as collateral for $400,000 of the loan and subsequent to January 31, 1997 the Company did substitute collateral for approximately $380,000 of the $400,000 portion of the note payable to the bank. The bank has also agreed in principal that it will allow substitution of other collateral for the remaining $600,000 loan balance, subject to the banks approval and acceptance of the replacement collateral. The Company's President has personally guaranteed the total loan balance as required by the terms of the bank loan agreement. The Company intends to use the proceeds of the bank loan to supplement its cash resources for investments in real estate foreclosure certificates of purchase, contingent upon the bank accepting the certificates of purchase, real estate owned, investments in mortgage loans, or other assets as substitute collateral. The interest rate on the $400,000 portion of the note is one percent over the bank's prime rate, with the rate at closing of the note equal to 9.25%. The interest rate on the remaining $600,000 is at 3% over the rate of interest paid on the invested cash in the bank, resulting in an interest rate of approximately 8% at January 31, 1997 on the $600,000. The bank charged an annual loan fee of 1% on the loan. The Company's President assigned a life insurance policy with a $500,000 death benefit as additional collateral for the loan.

Combined stockholders' equity totalled approximately $2,150,000 at October 31, 1996.

At October 31, 1995, the Company's cash balance was approximately $300,000. The Company's current assets at October 31, 1995 totalled approximately $312,000 and its current liabilities totalled approximately $49,000, resulting in net working capital of $263,000, a current ratio of approximately six to one.

Stockholders' equity totalled approximately $1,500,000 at October 31, 1995.

The increase in stockholders' equity from 1995 to 1996 was approximately $576,000 which resulted from the net income of approximately $127,000 plus issuances of new common stock of approximately $449,000.

Management has not made any commitments which will require any material financial resources in excess of resources now available to the Company.

The fiscal year end of the combined company will be June 30.


ITEM 3.  DESCRIPTION OF PROPERTY
     (Item 102 of Regulation S-B)

(a) PRIME and RMPC currently use minimal office space and facilities provided at no cost by the Company's President.

(b) PRIME and its subsidiaries invest in real estate and real estate mortgages primarily for rental and interest income. By investing in real estate that provides current income plus the opportunity of long-term capital gains, the Company is attempting to realize reasonable current operating income plus a potential hedge against long-term inflation. Historically residential real estate values have appreciated at least equal to the inflation rate, but there can be no assurance of future appreciation. The Company has no limitations or policies on the percentage of assets which may be invested in any one investment, or type of investment.

     (1) The Company may invest in any type of real estate but currently principally has investments in residential rental houses. The Company also owns one residential condominium and thirteen residential lots. The Company engages independent property management companies to manage the rental properties. The property management companies find tenants, collect the rent and pay certain expenses on the Company's behalf and remit net rent monthly to the Company. The Company has financed its real estate acquisitions with its own capital plus assumption of existing loans on properties or owner carry back loans on properties. The Company has no limitation policy on the number or amount of mortgages which may be placed on any one piece of property. Appropriateness of real estate investments and related financing decisions are determined by the officers of the Company.

     (2) The Company's investments in mortgage loans are principally loans carried back on properties sold. Management has no current plans to actively invest in mortgage loans other than those related to properties sold by the Company. The Company has and may continue to provide carry back loans on properties equal to 100% of the sales price of properties if adequate additional collateral is provided.

     (3) The Company currently has no investments and no plans to invest in securities of or interests in persons primarily engaged in real estate activities.

(c) As of October 31, 1996, the Company had no single investments in real estate which amounted to ten percent or more of the total assets of the Company. During November 1996, the Company obtained title to an 18,500 square foot health club/racquetball court facility in Orange County, California by foreclosing on a first mortgage loan contributed to the Company by a shareholder in exchange for additional common stock of PRIME. The principal balance, plus accrued interest, plus related expenses totalled approximately $550,000 at the time of the foreclosure sale. The Company now owns the building located on ground, subject to a land lease with approximately 39 years remaining. Monthly ground lease payments approximate $2,500. The property has one tenant that occupies the total facility, with a ten year lease which commenced in October, 1996. Monthly triple net lease payments start at approximately $7,200 and increase to approximately $9,000 over the ten year term. The tenants have an option to renew the lease for an additional ten year period at the market rate, but not less than approximately $9,000 per month. The current annual triple net lease rate is approximately $5.00 per square foot. The Company is depreciating its investment in this facility over the 39 year land lease term on a straight-line basis. The federal income tax basis is approximately $550,000. Real estate taxes on this property are approximately $8,400 annually which amount to approximately 1.5% of the $550,000 cost basis. The Company has no plans to renovate or improve this property. The tenant has incurred approximately $100,000 related to tenant improvements on this property. There are numerous other health club/ racquetball facilities in Orange County, California, and numerous properties which are not now being used as this type of facility, but could be converted to this use. As such, should the tenant vacate the property or fail to pay rent, the Company could have difficulty in finding another tenant. Management believes that the property has adequate insurance coverage. This property is free and clear with no mortgage on it.

In addition to the Company's investment in the health club/racquetball facility, the Company has approximately $1,036,000 invested in other real estate. Generally summarized as follows:

     Description
     -----------
   Nine rental homes located in the suburban Phoenix,
    Arizona metropolitan area.                               $   717,000

   One rental residential condominium located in
    Phoenix, Arizona                                              30,000

   Three acres of land with a rental home on the property
    located in Oakhurst, California, near Yosemite National
    Park.  This property is zoned for multiple family
    housing.                                                     160,000

   One rental home located in Fairfield Bay, Arkansas             40,000

   Seventeen residential lots located in Nebraska,
    Arkansas, Texas, Florida and North Dakota                     89,000
                                                               ---------
                                                              $1,036,000
                                                               =========

All of the above properties are free and clear of encumbrances other than the nine rental homes located in the Phoenix metropolitan area. Mortgage loans on these nine properties total approximately $595,000 with a weighted average interest rate of approximately 9.5% per annum and are being amortized over thirty year terms. The average remaining term of the mortgage loans is approximately 20 years. All of the loans on these properties are fully assumable, non qualifying FHA or VA loans. All of the rental houses have annual leases. There are no options or contracts related to the sale of any of the properties owned by the Company. There are no plans for renovation, improvement or development of any of the properties owned. The Company intends to hold the residential rental properties for their current income production and also for the possibility of long-term capital gains.
Management believes that all properties have adequate insurance coverage. The residential rental properties have had vacancies of less than 5% during the last two years.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. (Item 403 of Regulation S-B)

(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. The table below sets forth all persons (including any "group," whose holdings are set forth in Item 4(b)) who are known to the Company to be the beneficial owner of more than five percent of the common stock, $.05 par value, of the RMPC, which is the only class of voting securities of the Company issued and outstanding.

Title of Class     Name and Address          Amount and Nature       Percent
--------------   of Beneficial Holder         of Beneficial          of Class
                 --------------------           Ownership
                                             ------------------      ---------
Common Stock     Michael L. Schumacher(1)      210,221 shares           29
              12835 E. Arapahoe, T-II, #110
                 Englewood, CO   80112

Common Stock   Terry and Susan R. Seipelt       52,356 shares          7.29%
               11330 North Scioto Avenue
                Oro Valley, AZ   85737

Common Stock        Duane Gomer                 68,374 shares          9.52%
                 26332 Ganiza
              Mission Viejo, CA 92692

Common Stock        Ray Foster                  68,206 shares          9.50%
                9713 Emperor Avenue
               Arcadia, CA    91006

Common Stock        Ray Ellis                   68,315 shares          9.51%
                 545 N. Trayer
              Glendora, CA   91740

Common Stock     Jackie Sanders                 68,304 shares          9.51%
              1301 Electric Avenue
              Seal Beach, CA    90740

Common Stock    Harold L. Morris (2)            68,767 shares          9.57%
              3991 MacArthur Blvd. #100
              Newport Beach, CA   92660
              -------------------------        --------------         -------
               Total                           604,543 shares         84.17%
                                               ==============         =======

(b) SECURITY OWNERSHIP OF MANAGEMENT. The table below sets forth the holdings of common stock, $.05 par value of the Company owned by the Company's directors and executive officers.

Title of Class      Name and Address         Amount and Nature      Percent
--------------    of Beneficial Holder        of Beneficial         of Class
                  --------------------          Ownership          ----------
                                             -----------------
Common Stock     Michael L. Schumacher (1)     210,221 shares        29.27%
                 President and Director
              12835 E. Arapahoe, T-II, #110
                  Englewood, CO 80112

Common Stock       George A. Powell              6,681 shares        00.93%
              Vice President and Director
                7333 S. Fillmore Circle
                  Littleton, CO 80122

Common Stock      Norman L. Horsfield              500 shares        00.07%
                       Director
                    2567 Wilt Road
                 Fallbrook, CA   92028

                                               --------------        ------
                       Total                   217,402 shares        30.27%
                                               ==============        ======

Security ownership of management as a group total 217,402 shares which is approximately 30.27% of the total shares outstanding.

(1) Michael L. Schumacher, President and Director of RMPC and his spouse Zona
R. Schumacher are the sole beneficiaries of the Schumacher & Associates, Inc. Money Purchase Plan & Trust which will own 206,696 shares of RMPC. Mr. Schumacher's beneficial ownership also includes the following shares to be owned by certain relatives of Mr. Schumacher:

  Owner                       Relationship             Number of Shares
----------                  ----------------          ------------------
Zona Schumacher              Spouse                           493
Jada Schumacher              Daughter                         512
Spencer Schumacher           Son                              512
Quinn Schumacher             Son                              512
Ralph and Alma Schumacher    Parents                          183
Roberta and Timothy Weiss    Sister and her spouse            164
Constance and Gary Novak     Sister and her spouse            164
Cynthia and Greg Becker      Sister and her spouse            164
Katheryn and Ken Zeeb        Sister-in-law and her spouse     164
Lowell and Ginett Janssen    Brother-in-law and his spouse    329
Warren and Cathy Janssen     Brother-in-law and his spouse    164
Rachel and Charles Paprocki  Sister-in-law and her spouse     164
                                                            -----
          Total                                             3,525

(2) Harold L. Morris individually owns 5,504 shares of RMPC. In addition, Harold L. Morris and his spouse, Connie Morris are the sole beneficiaries of the Harold L. Morris Profit Sharing Plan which owns 30,092 shares of RMPC. Applegates Landing I, a Harold L. Morris family partnership owns 24,299 shares. Professional Investors, a Utah Limited Partnership, of which Mr. Morris is a partner, owns 1,679 shares. Mr. Morris' beneficial ownership also includes the following shares owned by certain relatives:

  Owner                    Relationship               Number of Shares
----------                --------------             ------------------
  Debra L. Morris           Daughter                       4,796
  Gary A. Morris            Brother                        2,397
                                                           -----
               Total                                       7,193
                                                           =====


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. (Item 401 of Regulation S-B)

The Company's Board of Directors is responsible for the management of the Company, and directors are elected to serve until the next regular meeting of shareholders or until their successors are elected and shall qualify. Executive officers of the Company are elected by, and serve at the discretion of the Board of Directors. Currently, there are no formal committees of the Board of Directors. The Company has an audit committee of the Board of Directors.


     EXECUTIVE OFFICERS AND DIRECTORS

The current executive officers and directors of RMPC are as follows:

NAME                     AGE       POSITION(S)
----                     ---       -----------
Michael L. Schumacher    48        President and Director

George A. Powell         70        Vice President and Director

James D. Phelps          57        Secretary and Treasurer

Robert S. Benham         64        Director

Robert F. Moreland       56        Director

Norman L. Horsfield      72        Director

                                   13

Michael L. Schumacher has been a director and president of RMPC since October 31, 1996. He also has been a director and president of PRIME and its subsidiaries since inception, May 1, 1995. Mr. Schumacher was previously, until 1995, a director and president of Universal Capital Corporation and High Hopes, Inc., both public reporting companies . Universal Capital Corporation was an inactive public shell and High Hopes, Inc. was a real estate investment company while Mr. Schumacher was serving as president and director. Mr. Schumacher is the director and President of Schumacher & Associates, Inc., a certified public accounting firm located in Englewood, Colorado that provides audit services, principally to public companies on a national basis throughout the U.S.A. Mr. Schumacher is a Certified Public Accountant, Certified Management Accountant and an Accredited Financial Planning Specialist. Mr. Schumacher has a bachelors degree in Business Administration with a major in accounting from the University of Nebraska at Kearney and a Masters in Business Administration from the University of Colorado.

George A. Powell has been a director and vice president of RMPC since October, 1996. He also has been a director and vice president of PRIME and its subsidiaries since October, 1996. Mr. Powell was previously a director and president of Continental Investors Life, Inc., a public reporting insurance company. Since Mr. Powell's retirement from the insurance business in 1988, he has been self-employed as a business consultant.

James D. Phelps has been secretary and treasurer of RMPC since September 8, 1992. Mr. Phelps also serves as a board member on the City of Englewood Police Pension Board. Mr. Phelps is temporarily serving as president-treasurer of Mountain Specialists Limited and for the past ten years has been self employed as a consultant/accountant for various clients in the Denver metropolitan area.

Robert S. Benham has been a director of RMPC since October, 1996. Until 1994, Mr. Benham served as a receiver for the State of Colorado, Division of Insurance, for various insurance company receivership and liquidation proceedings. Mr. Benham is currently a director and president of Robert S. Benham & Associates, Inc. (DBA Bookworld, Inc.) in the rare and collectible book business in Aurora, Colorado. Mr. Benham has a bachelors degree in
accounting and finance from the University of Denver.   Mr. Benham previously
was a licensed real estate broker.

Robert F. Moreland has been a director of RMPC for eight years. Mr. Moreland was also president of RMPC from 1992 through October, 1996. Mr. Moreland is currently employed by the State of Texas General Land Office. Mr. Moreland is a graduate of Louisiana State University and Southern Methodist University School of Law, and is a member of the Colorado and Texas state bars.

Norman L. Horsfield has been a director of RMPC for more than 15 years. Mr.

Horsfield has a degree from England in Electrical Engineering and has retired as an electrical engineer with English Electric Corporation.

         SIGNIFICANT EMPLOYEES

The Company has no employees.   Michael L. Schumacher, President, George A.
Powell, Vice President, and James D. Phelps, Secretary/Treasurer, devote approximately 25%, 50% and 1%, respectively, of their time to the Company's business. The Company's rental properties are managed by independent management companies. Secretarial and bookkeeping services are performed by an independent contract person.

There are no family relationships among directors or officers.

No officer or director of RMPC or PRIME currently, or during the last five years have;

     (a) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

     (b) had any conviction in a criminal preceding or is being subject to a pending criminal preceding.

     (c ) is being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily limiting involvement in any type of business, securities or banking activities.

     (d) has been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


ITEM 6.  EXECUTIVE COMPENSATION.
    (Item 402 of Regulation S-B)

     COMPENSATION OF EXECUTIVE OFFICERS

There was no compensation paid to any officer of RMPC or PRIME other than $2,750 paid as director fees to RMPC directors during the year ended June 30, 1996, and $2,750 paid as directors fees to RMPC directors for the four months ended October 31, 1996 and approximately $500 per year paid to Mr. James
D. Phelps, Secretary and Treasurer of RMPC for contract accounting services.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
     (Item 404 of Regulation S-B)

On or about May 1, 1995, PRIME issued 301,311 shares of its common stock, (exchanged for 550,453 shares of RMPC) for assets totalling $1,506,555, consisting principally of real estate and mortgage notes receivable, net of related mortgage notes payable. The real estate assets were appraised by independent appraisers and exchanged for common stock at appraised value which approximated historical cost. Mortgage notes receivable were valued at the unpaid principal balances plus accrued interest, not to exceed the value of the underlying real estate collateral. Approximately one half of the shares were issued to Michael L. Schumacher and one half to Harold L. Morris.
During the year ended October 31, 1996, PRIME issued 80,682 shares of its common stock (exchanged for 146,902 shares of RMPC) for mortgage notes receivable valued at $442,268 determined by the unpaid principal balances plus accrued interest, not to exceed the value of the underlying real estate collateral. Approximately 11% of these shares were issued to Michael L. Schumacher and approximately 89% were issued to Harold L. Morris.

Michael L. Schumacher is a director and president and George A. Powell is a director and vice president of PRIME and RMPC. PRIDE, a wholly-owned subsidiary owned approximately 40% of the outstanding common stock and 100% of the outstanding preferred stock of RMPC prior to the business combination. Prior to the business combination, Michael L. Schumacher owned approximately 30% of PRIME. Terry and Susan Seipelt owned approximately 7% of PRIME.
Duane Gomer, Ray Foster, Ray Ellis, Jackie Sanders and Harold L. Morris each owned approximately 10% of PRIME. J. Ben Trujillo owned approximately 2% of PRIME and George A. Powell owned approximately 1% of PRIME. These nine stockholders controlled PRIME and PRIDE through their ownership of approximately 90%. Since PRIDE owned 40% of RMPC and was by far the single largest stockholder of RMPC, the same nine individuals effectively controlled RMPC. The business combination, therefore, was a transaction between two related parties.

Effective January 6, 1997, Harold L. Morris, sold 149,370 of PRIME's common shares to four individuals. Also, Michael L. Schumacher sold 41,986 shares of PRIME's common stock to two individuals. These shares were sold at approximately $5.50 per share which approximates book value of PRIME. As consideration for these shares, the individuals signed personal non-recourse notes collateralized by the stock. These notes bear interest at 8% per annum with interest due annually and the principal due in three years. These 191,356 shares were exchanged for 314,736 shares of RMPC at the time of the business combination. Mr. Morris and Mr. Schumacher believe these shares were sold at fair market value at reasonable terms. Mr. Morris and Mr. Schumacher sold these shares to allow individuals that have been instrumental in their business careers to be shareholders in the company.

Mr. Morris is considered to be a promoter of the Company. All real estate exchanged by Mr. Schumacher and Mr. Morris for stock was valued at appraised value not to exceed historical cost. Mortgage notes receivable were valued at the unpaid principal and interest balance not in excess of the value of the collateral and also not in excess of historical cost.

Michael L. Schumacher from time to time makes working capital loans to the Company. The loans are uncollateralized, bear interest at 8% per annum and are payable on demand. As of October 31, 1996 and March 31, 1997 the outstanding balances payable to Mr. Schumacher were $119,700 and $150,000 respectively.

As summarized in "Item 4. Security Ownership of Certain Beneficial Owners and Management", Mr. Schumacher and Mr. Morris have beneficial ownership of shares of the Company through their pension plans and various family partnerships. Due to their control and beneficial ownership of these entities, transactions referred to above include transactions with these entities.

As described in "Part II, Item 4. Recent Sales of Unregistered Securities", certain shares of PRIME's common stock were issued in trust for the benefit of Universal Capital Corporation shareholders. While Mr. Schumacher was not a stockholder of Universal Capital Corporation, he was previously a director and President of Universal Capital Corporation.



ITEM 8.  DESCRIPTION OF SECURITIES
      (Item 202 of Regulation S-B)

RMPC has two classes of securities authorized. The Company's Articles of Incorporation authorized it to issue 100,000,000 shares of common stock, $.05 par value, and 200,000 shares of 6% preferred stock, $25.00 par value. As of April 30, 1997, a total of 718,226 common shares were issued and outstanding, held of record by approximately 450 shareholders. There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

No share of Common Stock is entitled to preference over any other share and each share of Common Stock is equal to any other share in all respects. The holders of Common Stock are entitled to one vote for each share held of record at each meeting of shareholders. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets remaining after creditors have been paid in full and after any liquidation preference of any other class of stock has been satisfied. The outstanding Common Stock is fully paid and nonassessable. The Preferred Stock is entitled to preference in liquidation over Common Stock.

The Board of Directors of the Company has the authority to issue the remaining unissued authorized preferred shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. Shares could be issued to deter or delay a takeover or other change in control of the Company.

Holders of Common Stock have no preemptive rights to purchase additional securities which may be offered by the Company. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so. All shares of Common Stock are entitled to participate equally in all dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

                            PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.
 (Item 201 of Regulation S-B)

There is no public trading market for RMPC common stock.

The Company has applied for quotation of the Common Stock on the NASDAQ Small Cap Exchange operated by the National Association of Securities Dealers, Inc. under the symbol "RMPC" upon effectiveness of this Form 10-SB. RMPC has approximately 718,226 shares of common stock issued and outstanding as of April 30, 1997, which are held by approximately 450 shareholders. Of such shares, approximately 18,226 shares, held by approximately 225 shareholders are eligible for resale. The remaining outstanding shares will be restricted shares under Rule 144. The Company presently has no existing stock option or other plans nor are there any outstanding options, warrants or securities convertible into Common Stock.

RMPC has never paid a dividend on its common stock. The Company does not anticipate paying any dividends on its common stock in the foreseeable future. Management anticipates that earnings, if any, will be retained to fund the Company's working capital needs and the expansion of its business. The payment of any dividends is in the discretion of the Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS.
 (Item 103 of Regulation S-B)

RMPC is not party to any material legal proceeding, nor is the Company's property the subject of any material legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
         (Item 304 of Regulation S-B)

The Company's principal independent accountant has not resigned (nor declined to stand for re-election) and was not dismissed during the Company's two most recent fiscal years or any later interim period.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
         (Item 701 of Regulation S-B)

During the last three years, RMPC has issued the following securities that were not registered under the Securities Act of 1933, as amended (the "Act"):

     1. During November 1996, RMPC issued 12,000 shares (post split shares) of its common stock to PRIDE for nine residential lots valued at $28,000. According to the terms of the business combination agreement, these shares will be cancelled upon consummation of the combination.

     2. During November 1996, RMPC issued 32,000 shares of $25.00 par value, 6% cumulative preferred stock to PRIDE for approximately $800,000 of mortgage notes receivable. According to the terms of the business combination agreement, these shares will be cancelled upon consummation of the combination.

The foregoing transactions were exempt under Section 4(2) of the Securities Act of 1933 as being transactions not involving a public distribution. The purchaser was very familiar with the business of RMPC and did not need the protections afforded by a 1933 Act Registration Statement in connection with the purchases.

See "Item I. Organization" for discussion of the acquisition by RMPC of PRIME and the claimed exemptions for the issuance of RMPC's common stock in connection with that acquisition.

The outstanding shares of PRIME were issued as follows: Michael L. Schumacher and Harold L. Morris, the two initial shareholders of PRIME transferred real estate and mortgage notes collateralized by liens on real estate having an approximate value and historical cost of $1,507,000 in the aggregate to PRIME in exchange for 301,311 shares on or about May 1, 1995. On or about October 31, 1996, 728 common restricted shares of PRIME were issued to Michael L. Schumacher for $4,000 cash. Also on or about October 31, 1996, 450 shares of PRIME restricted common shares were issued to an independent consultant for services valued at $2,475. Also on or about October 31, 1996, 9,550 restricted common shares were issued to Michael L. Schumacher in exchange for a mortgage note receivable in the amount of $51,042. Also, on or about October 31, 1996, 71,132 shares were issued in exchange for a mortgage note receivable with a balance due of $391,226, collateralized by real estate.
This note was in default and subsequent to October 31, 1996 the Company obtained title to the property through foreclosure proceedings. On or about May 1, 1995 Universal Capital Corporation contributed $210,000 in cash to PRIME in exchange for 42,000 restricted common shares held in trust for shareholders of Universal Capital Corporation. Michael L. Schumacher and Harold L. Morris transferred 191,356 shares of PRIME to six business associates of theirs in consideration for approximately $1,050,000 in the form of promissory notes. The foregoing transactions were exempt under
Section 4(2) of the Securities Act of 1933 as being transactions not involving a public distribution. Each of the purchasers was very familiar with the business of PRIME and did not need the protections afforded by a 1933 Act Registration Statement in connection with their respective purchases. During December 1996, shareholders Michael L. Schumacher and Harold L. Morris made transfers of a nominal amount of shares of PRIME from their personal holdings to approximately 150 persons for no consideration. Most of these transferees are long standing business associates and friends of those shareholders or members of their extended families. These transactions did not involve a sale of securities.

There were no underwriting commissions or discounts with respect to the sales of unregistered securities identified above.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     (Item 702 of Regulation S-B)

The Company's Restated Articles of Incorporation limit the liability of its officers, directors, agents, fiduciaries and employees to the fullest extent permitted by the Colorado Revised Statutes. Specifically, directors of the Company will not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as directors, except liability for (I) any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado Revised Statutes S 7-106-401 or the articles of incorporation if it is established that the director did not perform his duties in compliance with Colorado Revised Statutes S 7-108-401, provided that the personal liability of a director in this circumstance shall be limited to the amount of distribution which exceeds what could have been distributed without violation of Colorado Revised Statutes S 7-106-401 or the articles of incorporation; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained in the provisions will be construed to deprive any director of his right to all defenses ordinarily available to the director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                          PART F/S


ITEM 1.  INDEX TO FINANCIAL STATEMENTS

Description                                        Period              Page
-----------                                        ------              ----
Rocky Mountain Power Co. and Consolidated
   Subsidiaries, Inc. (Unaudited)               March 31, 1997          F-1

Rocky Mountain Power Co. (Unaudited)            March 31, 1997          F-15

Rocky Mountain Power Co.                         June 30, 1996          F-26

Prime Rate Investment Management
    Enterprises, Inc.                         October 31, 1996          F-35

                   INDEX TO FINANCIAL STATEMENTS

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------


                       FINANCIAL STATEMENTS


                     March 31, 1996 and 1997
                           (Unaudited)

     Consolidated Financial Statements:

          Consolidated Balance Sheet                          F-2

          Consolidated Statement of Income                    F-3

          Consolidated Statement of Changes in                F-4
            Stockholders' Equity

          Consolidated Statements of Cash Flows               F-5

          Notes to Consolidated Financial Statements          F-6

                    ROCKY MOUNTAIN POWER CO.
                    ------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
                   CONSOLIDATED BALANCE SHEET
                         (Unaudited)

                         March 31, 1997

                              ASSETS
                              ------
Current Assets:
 Cash                                                     $    157,749
 Cash, restricted                                              600,000
 Certificates of purchase, real estate
  foreclosures                                                 852,274
 Mortgage notes receivable, current portion                    100,970
 Other                                                          38,670
                                                             ---------
   Total Current Assets                                      1,749,663

 Real estate, net of accumulated
   depreciation of $28,911                                   1,586,129
 Mortgage notes receivable, net of
  current portion                                              666,255
 Other assets                                                   52,995
                                                             ---------
TOTAL ASSETS                                               $ 4,055,042
                                                             =========
               LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
 Accounts payable and accrued expenses                     $    20,447
 Mortgage notes payable, current portion                        18,500
 Note payable, related party                                   150,000
 Notes payable, bank                                         1,000,000
 Income taxes payable                                            5,670
 Deferred taxes payable, current portion                         7,696
 Other                                                             900
                                                             ---------
   Total Current Liabilities                                 1,203,213

 Minority interest in equity of
  consolidated subsidiary                                      136,251
 Deferred taxes payable,long term                               27,439
 Mortgage notes payable, net of current portion                622,633
                                                             ---------
TOTAL LIABILITIES                                            1,989,536

Stockholders' Equity:
 Preferred stock, $25.00 par value 200,000
  shares authorized, none issued and outstanding                  -
 Common stock, $.05 par value 100,000,000
  shares authorized, 673,808 shares issued
  and outstanding                                               33,690
 Additional paid-in capital                                  1,843,083
 Retained earnings                                             188,733
                                                             ---------
TOTAL STOCKHOLDERS' EQUITY                                   2,065,506
                                                             ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 4,055,042
                                                            ==========

The accompaning notes are an integral part of the financial statements.

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
                 CONSOLIDATED STATEMENT OF INCOME
                          (Unaudited)



                                                   Five Months Ended
                                              March 31,           March 31,
                                               1996                  1997
                                             ----------          -----------
Revenue:
 Rent income                                 $    85,841          $   80,236
 Interest income                                  13,597              41,009
 Other income                                        900               7,991
                                                 -------             -------
                                                 100,338             129,236
                                                 -------             -------
Expenses:
 Depreciation                                     13,146              12,173
 Interest                                         28,776              27,295
 Real estate taxes and insurance                   7,331               5,547
 Repairs and maintenance                           4,233               3,319
 Utilities and other                              22,235              27,979
                                                 -------             -------
                                                  75,721              76,313
                                                 -------             -------
Net income before provision
 for income taxes                                 24,617              52,923

Provision for income taxes                         4,739               5,670
                                                --------             -------
Net income                                    $   19,878          $   47,253
                                                ========             =======
Per Share                                     $      .03          $      .07
                                                ========             =======
Weighted Average Shares
 Outstanding                                  $  655,582          $  673,808
                                                ========             =======

The accompanying notes are an integral part of the financial statements.

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
    CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                           (Unaudited)


           From November 1, 1996 through March 31, 1997

                                            Additional
                 Common                      Paid-in     Retained
                No./Shares   Stock Amount    Capital     Earnings    Total
                ----------   ------------   ----------   --------   ------
Balance at
November 1,
1996             655,582     $   32,779   $ 1,789,469  $ 141,480  $ 1,963,728

Additional
paid-in
capital from
reverse
acquisition/
business
combination       18,226            911        53,614       -          54,525

Net income
for the
period
November 1,
1996
through
March 31,
1997               -               -            -         47,253       47,253
                --------       --------      --------    -------      -------

Balance at
March 31,
1997             673,808     $   33,690   $ 1,843,083   $188,733   $2,065,506
                ========        =======     =========    =======    =========


                        ROCKY MOUNTAIN POWER CO.
                        ------------------------
                     AND CONSOLIDATED SUBSIDIARIES
                     -----------------------------
                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Unaudited)

                                                     Five Months Ended
                                                         March 31,
                                                    1996          1997
                                                  ---------     ---------
Cash Flows Operating Activities:
  Net income                                        19,878        47,253
  Depreciation                                      13,146        12,173
  Increase(decrease) in income taxes payable           637       (17,719)
  (Decrease) in deferred income taxes
   payable                                            -           (4,860)
  (Decrease) in accounts payable and
   accrued expenses                                (14,812)      (25,491)
  Other                                               (339)      (11,337)
                                                    ------        ------
Net Cash Provided by Operating Activities           18,510            19
                                                    ------        ------
Cash Flows from Investing Activities:
  (Investment) in restricted cash                     -         (600,000)
  (Investments) in certificates of purchase           -         (852,274)
  Proceeds from redemptions of certificates
   of purchase                                        -          372,074
  Collection of notes receivable                     3,905       185,935
  (Acquisition) of real estate                     (38,093)         -
  Other                                               -          (29,419)
                                                    ------        ------
Net Cash Provided by (Used in)
 Investing Activities                              (34,188)     (923,684)
                                                    ------       -------
Cash Flows from Financing Activities:
  Proceeds from bank notes payable                    -        1,000,000
  Additional paid-in capital                          -           11,849
  (Repayment of) mortgage notes payable            (12,255)        5,345
  (Repayment of) loan from related party              -         (119,700)
  Loan from related party                             -          150,000
                                                    ------       -------
Net Cash Provided by Financing
 Activities                                        (12,255)    1,047,494
                                                    ------     ---------
Increase (decrease) in Cash                        (27,933)      123,829
Cash, Beginning of Period                          303,374        33,920
                                                   -------      --------
Cash, End of Period                              $ 275,441    $  157,749
                                                   =======      ========
Interest Paid                                    $  28,776    $   27,295
                                                   =======      ========
Income Taxes Paid                                $   3,461    $   23,389
                                                   =======      ========

The accompanying notes are an integral part of the financial statements.

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                March 31, 1996 and March 31, 1997
                          (Unaudited)

(1)    Summary of Accounting Policies
       ------------------------------
       This summary of significant accounting policies of Rocky
       Mountain Power Co. (RMPC) and its 93.65% owned subsidiary,
       Prime Rate Investment Management Enterprises, Inc. (PRIME) and PRIME's wholly-owned subsidiary, Prime Rate Income & Dividend Enterprises, Inc. (PRIDE) and Birch Branch, Inc., a wholly-owned subsidiary of PRIDE is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

       (a)  Organization and Principles of Consolidation
            --------------------------------------------
            The consolidated financial statements include the accounts of RMPC, its 93.65% owned subsidiary PRIME, PRIME's wholly-owned subsidiary PRIDE and Birch Branch, Inc. a wholly-owned subsidiary of PRIDE. The Company is principally in the real estate ownership and rental business. The Company also invests in mortgage notes receivable and certificates of purchase related to real estate foreclosures. All intercompany account balances have been eliminated in the consolidation. The 6.35% minority interest in PRIME totalling $136,251 has been shown as a liability in the consolidated balance sheet as of March 31, 1997. The Company has selected June 30 as its year end.

            During November 1996, PRIDE exchanged its investment in nine residential lots for approximately 40% ownership of RMPC. Also during November 1996, PRIDE exchanged investments in mortgage notes receivable in the approximate principal amount of $800,000 for preferred stock of RMPC. The preferred stock in the approximate amount of $800,000 had a cumulative dividend rate of 6% per annum. As a part of the business combination agreement, these common and preferred shares were cancelled effective March 31, 1997.

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                March 31, 1996 and March 31, 1997
                          (Unaudited)

(1)    Summary of Accounting Policies, Continued
       -----------------------------------------
       (a)  Organization and Principles of Consolidation, Cont.
            ---------------------------------------------------
            Effective March 31, 1996, PRIME became a 93.65% owned subsidiary of RMPC through the issuance of 655,582 common shares of RMPC. The business combination agreement was accounted for as a reverse acquisition since former controlling shareholders of PRIME own approximately 97% of RMPC after the combination. The net monetary assets of RMPC at March 31, 1997 totaling approximately $54,525 have been accounted for as additional paid-in capital in the accompanying financial statements. For comparative purposes the statements of income and changes in stockholders' equity for PRIME and consolidated subsidiaries has been presented for the five month period ended March 31, 1997. RMPC was an inactive shell corporation during the five month periods ended March 31, 1996 and 1997.

       (b)  Per Share Information
            ---------------------
            Per share information is based upon the weighted average number of shares outstanding during the period.

       (c)  Investment in Real Estate and Related Depreciation
            --------------------------------------------------
            The Company's investments in rental real estate are carried at cost, net of accumulated depreciation. Real estate owned consists principally of single family and condominium residential residences located principally in Colorado, Arizona and California. Real estate also includes the Company's investment in a health club/ racquetball building as further described in Note 3. Deprecation is being computed using the straight-line method over estimated useful lives of 40 years. Depreciation on the health club/racquetball facility is being computed over 39 years, the remaining term of the underlying ground lease. Major renovations are capitalized. Repairs and maintenance costs are expensed as incurred.

                     ROCKY MOUNTAIN POWER CO.
                  AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                March 31, 1996 and March 31, 1997
                          (Unaudited)


(1)  Summary of Accounting Policies, Continued
     -----------------------------------------
       (d)  Use of Estimates in the Preparation of Financial
            ------------------------------------------------
            Statements
            ----------
            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       (e)  Geographic Area of Operations and Interest Rates
            ------------------------------------------------
            The Company owns properties principally in Colorado, California, Arkansas and Arizona. The potential for severe financial impact can result from negative effects of economic conditions within the market or geographic area. Since the Company's business is principally in four areas, this concentration of operations results in an associated risk and uncertainty.

       (f)  Provision for Deferred Income Taxes
            -----------------------------------
            Timing differences exist related to recognition of gains on sale of real estate for income tax purposes and financial reporting purposes. Income tax regulations allow the use of the installment method for reporting sales of assets. The Company has provided a deferred income tax provision for this timing difference.

       (g)  Unaudited Financial Statements
            ------------------------------
            The balance sheet as of March 31, 1997, the statements of income and cash flows for the five month periods ended March 31, 1996 and 1997, and the statement of changes in stockholders' equity for the five month period ended March 31, 1997, have been prepared by management without audit. In the opinion of management all adjustments (which included only normal recurring adjustments) necessary present fairly the financial position, results of operations and changes in financial position at March 31, 1997 and for all periods presented have been made.

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                March 31, 1996 and March 31, 1997
                          (Unaudited)

(2)    Notes Payable
       -------------
       As of March 31, 1997 the Company had outstanding $641,133 of mortgage notes payable collateralized by certain real estate. Monthly payments, including principal and interest at rates ranging from 8.5% to 15%, total approximately $6,800.
       Maturities of notes payable are summarized as follows:

       Seven months ending March 31,
                             1997           $  11,425
       Year ending March 31,
                             1998              19,507
                             1999              21,952
                             2000              24,720
                             2001              27,855
                       Thereafter             535,674
                                              -------
                       Total                $ 641,133
                                              =======

(3)    Concentration of Credit Risk
       ----------------------------
       The Company's material concentration of credit risk consists principally of investments in mortgage loans and certificates of purchase. The Company's investments in mortgage loans are collateralized principally by first deeds of trust in real estate located primarily in Colorado and California. At March 31, 1997, the Company had six mortgage loans receivable from one individual totalling approximately $346,000. The loans as a percentage of value are approximately 90%. The Company also had eleven mortgage loans receivable from another individual totalling approximately $349,000. The second individual's loans as a percentage of value are approximately 100% but, as additional collateral for the loans receivable from this individual, the Company has a junior lien on another property
       owned by this individual.   The weighted average interest rate
       on mortgagee notes receivable is approximately 8% per annum with monthly repayment terms being amortized over periods up to fifteen years.

       The Company has nine investments in foreclosure certificates of purchase totalling $852,274 as of March 31, 1997. These certificates of purchase entitle the Company to receive interest at the original foreclosed mortgage loan rate over the redemption period, which is generally 75 days, or title to the property if not redeemed within the redemption period.
       Interest rates on the Company's investment in certificates of purchase range between 7% and 11%.

                    ROCKY MOUNTAIN POWER CO.
                    ------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                March 31, 1996 and March 31, 1997
                          (Unaudited)

(3)  Concentration of Credit Risk, Continued
     ---------------------------------------
       As of October 31, 1996, the Company had an investment in a first mortgage note receivable with a health club/racquetball building as collateral. As of October 31, 1996, the note was in default and the Company was in the process of foreclosing on the property. During November, 1996, the Company obtained title to this property at the foreclosure sale. The approximate $550,000 carrying value of this note represented the unpaid principal balance of the note plus costs incurred related to the property during the foreclosure period. This property is located in Orange county, California and is on land that is leased under a long-term ground lease with approximately 39 years remaining. The ground lease payments are currently approximately $2,500 per month with provisions for future inflationary increases. The building is leased to a tenant under a ten year triple net lease that became effected in March 1996. Rent under the terms of the lease amount to approximately $7,200 per month for October, November and December 1996, then increasing in January 1997, with various increases throughout the ten year lease period with the monthly rent approximately $9,000 in the tenth year. The tenants have an option to renew the lease for an additional ten year period at fair market value, but not less than approximately $9,000 per month. The lease is a net lease with the tenants being required to pay all expenses related to the building. This building was contributed to the Company by a stockholder of the Company in exchange for 71,132 shares of the Company's common stock, totalling $391,226, equaling the principal and accrued interest on the note at the time of exchange. The difference between the $391,226 exchange value of the property and the $550,000 relates to additional costs related to this property incurred by the Company during the foreclosure period.

       Included in accounts payable and the carrying value of the note are $24,000 of costs incurred by the tenant related to property improvements. The Company has agreed to reduce the rent by $2,000 per month for 12 months to compensate the tenant for the $24,000 property improvement costs incurred. During November 1996, the Company obtained title to this property at the foreclosure sale and as of March 31, 1997 is carrying its investment in the property at approximately $550,000. The Company is depreciating this property on a straight-line basis over the remaining 39 year term of the ground lease.
       Management has reviewed the carrying value and has determined that the terms of the lease are sufficient to recover the cost of the property.

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                March 31, 1996 and March 31, 1997
                          (Unaudited)


(4)    Note Payable, Related Party
       ---------------------------
       As of March 31, 1997, a related party had loaned $150,000 to the Company. This balance is payable on demand and bears interest at the rate of 8% per annum. This loan is uncollateralized.

(5)    Fair Value Financial Instruments
       --------------------------------
       As of March 31, 1997, the Company had various investments in long term mortgage notes receivable and was obligated under various mortgage notes payable. Management believes that the fair value of these financial instruments does not materially differ from the carrying value of these notes based upon discounting at current market rates of interest.

(6)    Income Taxes
       ------------
       A reconciliation between the expected income tax provision computed at a federal statutory rate of 34% and the actual income tax provision follows:

                                              Five Months Ended
                                                   March 31,
                                                1996        1997
                                             ---------   ----------
        Expected income tax                 $    8,370  $   19,082
        Graduated tax brackets                  (4,682)    (10,664)
        Benefit of utilization of
         net operating loss carryover             -         (4,480)
        State tax net of federal benefit         1,051       1,732
                                              --------    --------
                                            $    4,739  $    5,670
                                              ========    ========

       The tax effects of temporary differences that give rise to the deferred tax liability at March 31, 1997 follow:

        Installment sale reporting                 $   35,135
        less current portion                           (7,696)
                                                     --------
                                                   $   27,439
                                                     ========

       The change in the deferred tax liability during the five month period ended March 31,1997 was a decrease of $4,860.

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                March 31, 1996 and March 31, 1997
                          (Unaudited)

(7)    Notes Payable, Bank
       -------------------
       Effective January 31, 1997 the Company borrowed $1,000,000 from a bank. At the time of closing of the loan, all proceeds were deposited into an interest bearing account in the bank. The total $1,000,000 of interest bearing bank account balances at January 31, 1997 was collateral for the loan. Of this amount, $400,000 is also collateralized by the Company's mortgage notes receivable. The interest rate on the $400,000 portion of the loan is a floating rate equal to 1% over the bank's prime rate. During February and March, 1997 the Company replaced the collateral for this $400,000 with foreclosure certificates of purchase. The bank has agreed to continue to allow certificates of purchase as collateral for the $400,000 portion of the loan during the loan period. The Company paid a $4,000 loan fee related to this portion of the loan.

       The remaining $600,000 of the notes payable is collateralized by the interest bearing bank account. The bank has agreed to allow substitution of other collateral for the balance of this loan, solely and subject to approval and acceptance of the replacement collateral by the bank. The interest rate on the $600,000 portion of the loan is equal to 3% over the rate of interest paid on the interest bearing bank accounts used as collateral. The Company has agreed to pay a loan fee in the amount of $1,500 per each three month period that the loan is outstanding. The total principal balance of the notes payable to the bank is due January 31, 1998.

       The Company's President has personally guaranteed the total $1,000,000 balance of the notes payable and has assigned to the bank a life insurance policy with a $500,000 death benefit as additional collateral.

       The Company has agreed to provide annual audited financial statements to the bank. The terms of the loan agreement require that the Company maintain a debt to tangible net worth ratio not to exceed one to one, a debt service coverage ratio of greater than 1.25 to one and a current ratio of greater than one to one.

(8)    Subsequent Event
       ----------------
       Effective April 30, 1997, PRIME was merged into RMPC with RMPC being the surviving entity. This merger was pursuant to Section #7-11-104 of the Colorado Business Corporation Act

                     ROCKY MOUNTAIN POWER CO.
                  AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                March 31, 1996 and March 31, 1997
                          (Unaudited)

(8)    Subsequent Event, Continued
       ---------------------------
       which authorizes a merger of a parent and subsidiary without vote of shareholders of either company if the parent holds at least 90% of the outstanding shares of the subsidiary. In exchange for the 6.35% minority interest amounting to $136,251, 44,418 shares of RMPC restricted common stock were issued.

       The following proforma balance sheet gives effect to the subsequent merger of PRIME into RMPC and the issuance of 44,418 shares of RMPC restricted common stock for the $136,251 minority interest in PRIME, as if the merger had taken place on March 31, 1997:

                     PROFORMA BALANCE SHEET
                    ROCKY MOUNTAIN POWER CO.
                 AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1997
                          (Unaudited)

                                      RMPC        Pro Forma
                                 Consolidated    Adjustments      Pro Forma
                                 ------------    ------------   ------------
ASSETS:
  Current Assets                 $ 1,749,663    $      -         $ 1,749,663
  Other Assets                     2,305,379           -           2,305,379
                                   ---------      ----------       ---------
Total Assets                     $ 4,055,042    $      -         $ 4,055,042
                                   =========      ==========       =========
LIABILITIES AND STOCKHOLDERS'
 EQUITY:
Liabilities:
  Current Liabilities            $ 1,203,213    $      -         $ 1,203,213
  Other Liabilities                  650,072           -             650,072
                                   ---------      ----------       ---------
Total Liabilities                  1,853,285           -           1,853,285
                                   ---------      ----------       ---------
Minority interest in
 equity of consolidated
 subsidiary                          136,251     (A)(136,251)           -
                                   ---------      ----------       ---------
Stockholders' Equity:
  Preferred stock                       -               -               -
  Common stock, $.05 par
   value, 100,000 shares
   authorized, 718,226
   issued and outstanding
   after merger                       33,690     (A)   2,221          35,911
  Additional paid-in
   capital                         1,843,083     (A) 134,030       1,977,113
  Retained earnings                  188,733            -            188,733
                                   ---------      ----------       ---------
Total Stockholders' Equity         2,065,506         136,251       2,201,757
                                   ---------      ----------       ---------
Total Liabilities and
 Stockholders' Equity            $ 4,055,042    $       -        $ 4,055,042
                                   =========      ==========       =========

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------

                      FINANCIAL STATEMENTS


                    March 31, 1996 and 1997


                          (Unaudited)

                  INDEX TO FINANCIAL STATEMENTS

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------
                          (Unaudited)




  Financial Statements:

     Statement of Operations                  F-17

     Statement of Changes in Stockholders'
      Equity                                  F-18

     Statements of Cash Flows                 F-19

     Notes to Financial Statements            F-20

                    ROCKY MOUNTAIN POWER CO.
                    ------------------------
                    STATEMENTS OF OPERATIONS

                          (Unaudited)

                                                 Nine Months  Nine Months
                                                    Ended        Ended
                                                   March 31,    March 31,
                                                    1996         1997
                                                 -----------  -----------
Revenues:
   Investment income                             $       839   $   27,221
                                                  ----------    ---------
                                                         839       27,221
                                                  ----------    ---------
Operating Expenses:
   Directors' fees and meeting expense                 6,698        6,944
   Legal and accounting                                3,313        2,358
   Office supplies and expense                            31           67
   Contract services                                       -          650
                                                  ----------     --------
                                                      10,042       10,019
                                                  ----------     --------
Net Income (Loss)                                     (9,203)      17,202
                                                  ----------     --------
Provision for Preferred Dividends                          -      (20,000)
                                                  ----------     --------
Net (Loss) to Common Stockholders                $    (9,203)  $   (2,798)
                                                  ==========    =========
Net (Loss) Per Common Share                      $      (.50)  $     (.09)
                                                  ==========    =========
Shares Outstanding                               $    18,226   $   30,226
                                                  ==========    =========

The accompanying notes are an integral part of the financial statements.

                            ROCKY MOUNTAIN POWER CO.
                            ------------------------
                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                              Common Stock         Preferred Stock
                          -------------------   ------------------- Additional
                          Number of             Number of             Paid-in
                          Shares      Amount      Shares    Amount    Capital
                        -----------  --------  ----------- --------- ---------
Balance,
 June 30, 1996           1,000,000   $100,000        -         -   $1,020,585
Retirement of
 Treasury stock           (116,536)   (11,654)       -         -     (221,419)
Reverse stock
 split                    (865,238)   (87,435)       -         -       87,435
Issuance of
 Preferred stock              -          -         32,000   800,000      -
Issuance of
 Common stock               12,000        600        -         -       35,400

Net (loss) for
 the nine months
 ended March 31,
 1997 (unaudited)             -         -            -         -         -
                          --------   -------      -------   -------  --------
Balance,
 March 31, 1997             30,226  $  1,511       32,000  $800,000 $ 922,001
                          ========   =======      =======   =======  ========


The accompanying notes are an integral part of the financial statements.

                         ROCKY MOUNTAIN POWER CO.
                         ------------------------
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY CONT.

                                        Treasury Stock
                                     -----------------------
                      Accumulated    Number of
                      (Deficit)       Shares         Amount        Total
                     -------------  -----------  -------------  ------------
Balance,
 June 30, 1996       $   (866,535)   (116,536.4)  $  (233,073)  $     20,977

Retirement of
 Treasury stock              -        116,536.4       233,073           -

Reverse stock
 split                       -           -               -              -

Issuance of
 Preferred stock             -           -               -           800,000

Issuance of
 Common stock                -           -               -            36,000

Net (loss) for
 the nine months
 ended March 31,
 1997 (unaudited)         (17,202)       -               -           (17,202)
                        ---------    ---------      ----------      --------
Balance,
 March 31, 1997        $ (849,333)       -        $      -         $ 874,179
                        =========    =========      ==========      ========



The accompanying notes are an integral part of the financial statements.

                     ROCKY MOUNTAIN POWER, CO.
                     -------------------------
                     STATEMENTS OF CASH FLOWS

                           (Unaudited)

                                                  Nine Months    Nine Months
                                                     Ended          Ended
                                                   March 31,      March 31,
                                                     1996           1997
                                                  ------------- -------------
Cash flows from operating activities:
   Net income (loss)                              $    (9,203)   $    17,202
   (Increase) in receivable from
    related party                                        -           (26,667)
                                                     --------       --------
Net Cash (Used by) operating activities                (9,203)        (9,465)
                                                     --------       --------
Net (Decrease) in Cash and Cash Equivalent             (9,203)        (9,465)

Cash and Cash Equivalents at
 Beginning of Period                                   29,766         20,977
                                                     --------        -------
Cash and Cash Equivalents at
 End of Period                                      $  20,563       $ 11,512
                                                     ========        =======



The accompanying notes are an integral part of the financial statements.

                     ROCKY MOUNTAIN POWER CO.

                  NOTES TO FINANCIAL STATEMENTS
                          March 31, 1997

                          (Unaudited)

(1)  Summary of Significant Accounting Policies
     ------------------------------------------
     This summary of significant accounting policies of Rocky Mountain Power Co. (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     Organization and History
     ------------------------
     The Company was organized on September 30, 1958, as a Colorado corporation. The purpose of the Company was the development of water and power resources, including a hydro-electric facility on a tributary of the Colorado River. This project was rendered difficult of accomplishment in 1975 as a result of the U.S. Congress placing the reservoir site within a wilderness area. From 1975, the Company had continued to perform due diligence on its conditional water rights. The Company did not file the required application for due diligence by June, 1995 and the water rights lapsed. As of March 31, 1997, prior to completion of the business combination the Company had no ongoing operations.

     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Statements of Cash Flows
     ------------------------
     For purposes of the statements of cash flows, the Company considers investments with a three-month or less maturity to be cash equivalents.

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------
                  NOTES TO FINANCIAL STATEMENTS
                          March 31, 1997

                          (Unaudited)

(1)  Summary of Significant Accounting Policies, Continued
     -----------------------------------------------------
     Business Combination
     --------------------
     The Company has completed a business combination effective
     March 31, 1997.

     During November, 1996 the Company increased its authorized common stock to 100,000,000 shares and changed the par value from $.10 to $.05 per share and reverse split its common stock on a one for fifty basis, with each shareholder retaining a minimum of ten shares after the reverse split. The Company also authorized 200,000 shares of $25.00 par value, 6% cumulative preferred stock.

     The Company has issued 600,000 common shares (post split 12,000 shares) and 32,000 preferred shares to Prime Rate Income and Dividend Enterprises, Inc. (PRIDE), a wholly-owned subsidiary of Prime Rate Investment Management Enterprises, Inc. (PRIME). The common shares were issued in exchange for nine residential lots valued at approximately $36,000 and the preferred shares were issued in exchange for approximately $800,000 of mortgage notes receivable with weighted average interest rates of approximately 8%. These newly issued common and preferred shares were cancelled effective March 31, 1997 under the terms of the business combination agreement with PRIME.

     According to the terms of the business combination with PRIME effective March 31, 1997, the new common and preferred shares were cancelled, the Company issued 655,582 new common shares for the acquisition of approximately 93.65% of PRIME, a Colorado corporation principally in the real estate business.

     The financial statements of Rocky Mountain Power Co. For the nine month period ended March 31, 1997 have been prepared to include transactions up to but not inclusive of the business combination. The effects of the business combination agreement are included in the consolidated financial statements as of March 31, 1997.

(2)  Income Taxes
     ------------
     The Company utilizes the same methods of accounting for income tax purposes as is utilized for financial reporting purposes. At March 31, 1997, the Company has a net operating loss of approximately $550,000 expiring in 2008 through 2012.

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------
                  NOTES TO FINANCIAL STATEMENTS
                          March 31, 1996

                          (Unaudited)

(2)  Income Taxes, Continued
     -----------------------
     No deferred tax asset was reflected prior to the business combination due to questionable future realization.

(3)  Unaudited Financial Statements
     ------------------------------
     The statements of operations and the statements of cash flows for the nine month periods ended March 31, 1996 and 1997 have been prepared by management without audit. In the opinion of management all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations, cash flows and changes in stockholders' equity for the periods presented have been made.

(4)  Retirement of Treasury Stock
     ----------------------------
     During the nine month period ended March 31, 1997 the treasury stock was retired and returned to authorized but unissued shares.

                    ROCKY MOUNTAIN POWER CO.
                    ------------------------


                    FINANCIAL STATEMENTS

                            with

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



                    June 30, 1995 and 1996

                          CONTENTS
                          --------

                                                                        Page
                                                                        ----
Report of Independent Certified Public Accountants                      F-25

Financial Statements:

    Balance Sheets                                                      F-26

    Statements of Operations                                            F-27

    Statements of Changes in Stockholders' Equity                       F-28

    Statements of Cash Flows                                            F-29

    Notes to Financial Statements                                       F-30

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
              --------------------------------------------------



To the Board of Directors
Rocky Mountain Power Co.


We have audited the accompanying balance sheets of Rocky Mountain Power Co. (a Colorado corporation) as of June 30, 1995 and 1996, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rocky Mountain Power Co. as of June 30, 1995 and 1996, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the entity has the ability to continue as a going concern. As shown in the financial statements and as described in Note 1 to the financial statements, the Company has no continuing revenue source available to meet normal operating expenses. These factors, as discussed in Note 1 to the financial statements, raise doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                Miller and McCollom
                                                Certified Public Accountants
                                                3900 E. Mexico Ave.
                                                Suite 504
                                                Denver, Colorado   80210
September 6, 1996

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
                           BALANCE SHEETS


                                                     June 30,
                                                -----------------
                                                1995         1996
                                              --------     --------
                               ASSETS
                               ------
Current Assets:
  Cash and cash equivalents                  $   29,766  $   20,977
                                               --------    --------
       Total Current Assets                      29,766      20,977
                                               --------    --------
       TOTAL ASSETS                          $   29,766  $   20,977
                                               ========    ========

 LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

 Total Current Liabilities                   $    -      $    -
Stockholders' Equity (Note 3):
  Common stock, $0.10 par value,
  authorized and issued 1,000,000
  shares of which 116,536.4 shares are
  held in treasury and 2,400 shares have
  been approved for issue from treasury
  but are presently unissued June 30,
  1996 and 1995                                 100,000     100,000
  Additional paid-in capital                  1,020,585   1,020,585
                                              ---------   ---------
  Accumulated (deficit)                        (857,746)   (866,535)
                                                262,839     254,050
  Treasury stock                               (233,073)   (233,073)
                                              ---------   ---------
TOTAL STOCKHOLDERS' EQUITY                   $   29,766  $   20,977
                                              ---------   ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $   29,766  $   20,977
                                              =========   =========

The accompanying notes are an integral part of the financial statements.

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
                      STATEMENTS OF OPERATIONS

                                               Years Ended June 30,
                                               --------------------
                                              1995              1996
                                            --------          --------

Revenues:
  Investment income                          $    2,278  $    1,129
  Realized (loss) on investments                 (2,206)          -
                                              ---------     -------
                                                     72       1,129
                                              ---------     -------
Operating Expenses:
  Directors' fees and meeting expense             6,810       6,511
  Legal and accounting                            3,590       3,313
  Professional fees                              11,613           -
  Office supplies and expense                       182          94
  Contract services                               3,649           -
  Water rights marketing (Note 5)                 3,724           -
  Loss from write-off of water rights
   (Note 2)                                     445,334           -
                                              ---------     -------
                                                474,902       9,918
                                              ---------     -------
(Loss) before Income Taxes                     (474,830)     (8,789)

Income Taxes (Note 4)                                 -           -
                                               --------     -------
Net (Loss)                                   $ (474,830) $   (8,789)
                                              =========    ========

The accompanying notes are an integral part of the financial statements.

                       ROCKY MOUNTAIN POWER CO.

                          STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY111

                            Common Stock                    Unrealized
                       ------------------  Additional       Appreciation
                       Number of            Paid-in        (Depreciation)
                        Shares    Amount    Capital        on Investments
                       --------- --------  -----------    ----------------

Balance,
  June 30, 1994        1,000,000   $100,000   $1,010,960        $(1,891)
Reversal of li-
  ability for pre-
  ferred stock
  called (Note 3)           -          -           9,625           -
Unrealized
  appreciation on
  investments               -          -            -             1,891
Net (loss) for
  the year ended
  June 30, 1995             -          -            -              -
                      -----------  --------    ---------         ------
Balance,
  June 30, 1995        1,000,000    100,000    1,020,585           -
Net (loss) for
  the year ended
  June 30, 1996             -          -            -              -
                      ----------   --------    ---------       --------
Balance,
  June 30, 1996        1,000,000   $100,000   $1,020,585      $    -
                      ==========   ========    =========       ========


                          ROCKY MOUNTAIN POWER CO.
                          ------------------------
            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY111 CONT.

                                            Treasury Stock
                                      -------------------------
                        Accumulated    Number of
                        (Deficit)       Shares         Amount        Total
                        -----------   -----------   ------------   ----------

Balance,
  June 30, 1994        $  (382,916)   (116,536.4)    $  (233,073)  $  493,080
Reversal of li-
  ability for pre-
  ferred stock
  called (Note 3)             -           -                 -           9,625
Unrealized
  appreciation on
  investments                 -           -                 -           1,891
Net (loss) for
  the year ended
  June 30, 1995           (474,830)       -                 -        (474,830)
                         ---------     --------         ---------    --------
Balance,
  June 30, 1995           (857,746)   (116,536.4)       (233,073)      29,766
Net (loss) for
  the year ended
  June 30, 1996             (8,789)       -                 -          (8,789)
                          --------     --------         --------      -------
Balance,
  June 30, 1996          $(866,535)   (116,536.4)      $(233,073)    $ 20,977
                          ========     =========        ========      =======

The accompanying notes are an integral part of the financial statements.

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
                      STATEMENTS OF CASH FLOWS

                                                    Years Ended June 30,
                                                      1995         1996
                                                    --------     --------
  Cash flows from operating activities:

    Net (loss)                                    $ (474,830)   $   (8,789)
                                                    --------     ---------
    Adjustments to reconcile net (loss) to net
     cash (used) by operating activities:
     Unrealized increase on cash equivalent
     fund                                              1,891          -
        Loss from write-off of water rights          445,334          -
        Decrease in prepaid expenses                   2,213          -
        (Decrease) in accounts payable                (5,015)         -
                                                     -------      --------
    Total adjustments                                444,423          -

  Net cash (used) by operating activities            (30,407)       (8,789)
                                                     -------       -------
Net (Decrease) in Cash and Cash Equivalents          (30,407)       (8,789)

Cash and Cash Equivalents at Beginning of Year        60,173        29,766
                                                     -------       -------
Cash and Cash Equivalents at End of Year          $   29,766    $   20,977
                                                    ========      ========

Supplemental Disclosure of Non Cash Financing and
  Investing Activities:

  During the year ended June 30, 1995, the liability for preferred stock called in the amount of $9,625 was reversed through an increase to paid in capital.


 The accompanying notes are an integral part of the financial statements.

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
                    NOTES TO FINANCIAL STATEMENTS

                       June 30, 1995 and 1996


(1) Summary of Significant Accounting Policies
    ------------------------------------------
    Organization and History
    ------------------------
    Rocky Mountain Power Co. (Company) was organized on September 30, 1958, as a Colorado corporation. The purpose of the Company was the development of water and power resources, including a hydro-electric facility on a tributary of the Colorado River. This project was rendered difficult of accomplishment in 1975 as a result of the U. S. Congress placing the reservoir site within a wilderness area. From 1975, the Company had continued to perform due diligence on its conditional water rights. The Company did not file the required application for due diligence by June, 1995 and the water rights lapsed. Presently the company has no ongoing operations.

    Use of Estimates
    ----------------
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Statements of Cash Flows
    ------------------------
    For purposes of the statements of cash flows, the Company considers investments with a three-month or less maturity to be cash equivalents.

    Going Concern
    -------------
    At June 30, 1996, the Company's only continuing source of revenue is interest income on invested cash. This source of revenue, together with the cash balance at June 30, 1996, may not be sufficient to meet normal annual operating expenses. These factors indicate that the Company may be unable to continue as a going concern.

    Management will consider additional outside investors, merger/acquisitions options or the possible dissolution and liquidation of the company.

(2) Investment in Water Rights
    --------------------------
    The Company was originally decreed certain conditional water rights in Garfield and Eagle Counties, Colorado, on the South Fork of the White River and some tributaries. These water rights require continued due diligence activities to maintain those rights. The Company did not file the required application for due diligence by June, 1995, thus, the water rights lapsed. The carrying amount of the investment in water rights was charged against operations for the year ended June 30, 1995.

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
              NOTES TO FINANCIAL STATEMENTS, CONTINUED

                       June 30, 1995 and 1996



(3) Preferred Stock
    ---------------
    On October 1, 1988, preferred shares were called for redemption at $1.00 per share. At June 30, 1994, a liability for preferred stock called was reflected in the amount of $9,625 representing 9,625 shares of preferred stock still outstanding whose stockholders had not been located by the Company. During the year ended June 30, 1995, this amount was reversed through an increase to capital because the period of time to redeem these shares had expired under the statute of limitations.

(4) Income Taxes
    ------------
    The Company utilizes the same methods of accounting for income tax purposes as is utilized for financial reporting purposes.

    At June 30, 1996, the Company has a net operating loss of approximately $556,000 expiring in 2008 through 2011. No deferred tax asset is reflected due to questionable future realization.

(5) Water Rights Marketing
    ----------------------
    The board of directors approved payment of a daily per diem rate and out-of-pocket expenses to an officer of the Company for his efforts in marketing the conditional water rights. A total of $2,324 was paid under this arrangement during the year ended June 30, 1995.

                   INDEX TO FINANCIAL STATEMENTS
                   -----------------------------
          PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
          --------------------------------------------------
                   AND CONSOLIDATED SUBSIDIARIES
                   -----------------------------


                         FINANCIAL STATEMENTS


                 October 31, 1995 and October 31, 1996


  Report of Independent Certified Public Accountants               F-33

  Consolidated Financial Statements:

    Consolidated Balance Sheets                                    F-34

    Consolidated Statements of Income                              F-35

    Consolidated Statement of Changes in                           F-36
      Stockholders' Equity

    Consolidated Statements of Cash Flows                          F-37

    Notes to Consolidated Financial Statements                     F-38

          REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
          --------------------------------------------------



The Board of Directors
Prime Rate Investment Management Enterprises, Inc.
Englewood, CO   80112


We have audited the accompanying consolidated balance sheets of Prime Rate Investment Management Enterprises, Inc. and Consolidated Subsidiaries as of October 31, 1995 and October 31, 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the period from May 1, 1995 (date of inception) through October 31, 1995 and for the year ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of Prime Rate Investment Management Enterprises, Inc. and Consolidated Subsidiaries as of October 31, 1995 and October 31, 1996, and the results of its operations, changes in stockholders' equity and its cash flows for the period from May 1, 1995 (date of inception) through October 31, 1995 and for the year ended October 31, 1996, in conformity with generally accepted accounting principles.


                                                 Miller and McCollom
                                                 Certified Public Accountants
                                                 3900 E. Mexico Ave.
                                                 Suite 504
                                                 Denver, Colorado   80210
December 6, 1996

          PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
          --------------------------------------------------
                     AND CONSOLIDATED SUBSIDIARIES
                     -----------------------------
                      CONSOLIDATED BALANCE SHEETS

                                ASSETS
                                ------
                                                  October 31,   October 31,
                                                      1995         1996
                                                 ------------  ------------
Current Assets:
  Cash                                           $   303,374   $    33,920
  Certificates of purchase, real estate
   foreclosures (Note 4)                                -          372,074
  Mortgage notes receivable, current
   portion (Note 4)                                    7,436       219,318
  Other                                                1,488        27,333
                                                    --------      --------
    Total Current Assets                             312,298       652,645

Real estate, net of accumulated deprec-
 iation of $14,577 at October 31, 1995
 and $21,758 at October 31, 1996 (Note 3)          1,735,753     1,039,057
Mortgage notes receivable, net of
 current portion (Note 4)                            193,221       733,842
Mortgage note receivable, in process
 of foreclosure (Note 4)                                -          547,634
Other assets                                           4,300          -
                                                    --------      --------
TOTAL ASSETS                                     $ 2,245,572   $ 2,973,178
                                                   =========     =========
     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                               $     3,100   $    30,641
  Notes payable, current portion (Note 3)             24,307        17,347
  Note payable, related party (Note 7)                  -          119,700
  Income taxes payable (Note 9)                        3,461        23,389
  Deferred taxes payable, current portion
   (Note 9)                                             -            7,696
  Accrued expenses and other                          17,873        16,197
                                                     -------       -------
    Total Current Liabilities                         48,741       214,970

Deferred taxes payable,long term (Note 9)               -           32,299
Notes payable, net of current portion (Note 3)       675,755       629,131
                                                    --------      --------
TOTAL LIABILITIES                                    724,496       876,400
                                                    --------      --------
Stockholders' Equity:
  Preferred stock, $10.00 par value,
    1,000,000                                           -             -
   shares authorized, none issued
  Common stock, $1.00 par value, 10,000,000
   shares authorized, 301,311 shares issued
   and outstanding at October 31, 1995 and
   383,171 shares at October 31, 1996
   (Note 2)                                          301,311       383,171
  Additional paid-in capital                       1,205,244     1,572,127
  Retained earnings                                   14,521       141,480
                                                   ---------     ---------
TOTAL STOCKHOLDERS' EQUITY                         1,521,076     2,096,778
                                                   ---------     ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $ 2,245,572   $ 2,973,178
                                                  ==========    ==========

The accompanying notes are an integral part of the financial statements.

          PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
          --------------------------------------------------
                    AND CONSOLIDATED SUBSIDIARIES
                    -----------------------------
                   CONSOLIDATED STATEMENTS OF INCOME

                                                     From May
                                                      1, 1995
                                                     (date of
                                                     inception)
                                                      through      Year Ended
                                                    October 31,    October 31,
                                                       1995           1996
                                                    ------------  ------------
Revenue:
  Rent income                                       $   96,478   $  150,707
  Interest income                                       13,738       85,441
  Gain on the sale of real estate                            -      100,614
  Gain on the sale of stock                                  -        5,100
                                                       -------      -------
                                                       110,216      341,862
                                                       -------      -------
Expenses:
  Property management fees                              10,663       12,813
  Depreciation                                          14,581       23,431
  Interest                                              36,100       66,490
  Real estate taxes and insurance                       11,908       17,436
  Association dues                                      10,308       11,259
  Repairs and maintenance                                6,966        9,046
  Utilities and other                                    1,708       10,403
                                                        ------      -------
                                                        92,234      150,878
                                                        ------      -------
Net income before provision
 for income taxes                                       17,982      190,984
                                                        ------      -------
Provision for income taxes (Note 9):
  Current                                                3,461       24,030
  Deferred                                                   -       39,995
                                                        ------      -------
                                                         3,461       64,025
                                                      --------     --------
Net income                                          $   14,521   $  126,959
                                                      ========     ========
Per Share                                           $      .05   $      .38
                                                      ========     ========
Weighted Average Shares
 Outstanding                                           269,577      329,797
                                                      ========     ========

The accompanying notes are an integral part of the financial statements.

          PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
          --------------------------------------------------
                     AND CONSOLIDATED SUBSIDIARIES
                     -----------------------------
       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

         From May 1, 1995 (inception) through October 31, 1996

                                                 Additional
                        Common                    Paid-in    Retained
                      No./Shares   Stock Amount   Capital    Earnings   Total
                      ----------   ------------  ----------  --------  -------
Balance at May 1,
1995                     -     $     -      $      -     $    -     $     -
Common stock issued   301,311     301,311     1,205,244       -      1,506,555
Net income for the
period from May 1,
1995 through
October 31, 1995         -           -             -        14,521      14,521
Balance at October
                      -------     -------     ---------    -------   ---------
31, 1995              301,311     301,311     1,205,244     14,521   1,521,076
Common stock issued    81,860      81,860       366,883       -        448,743
Net income for the
year ended October
31, 1996                 -           -             -       126,959     126,959
                      -------    --------    ----------    -------   ---------
Balance at October
31, 1996            $ 383,171  $  383,171   $ 1,572,127   $141,480  $2,096,778
                     ========   =========    ==========    =======   =========



    The accompanying notes are an integral part of the financial statements.

          PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
          --------------------------------------------------
                     AND CONSOLIDATED SUBSIDIARIES
                     -----------------------------
                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             From May
                                             1, 1995
                                             (date of
                                             Inception)
                                             through        Year ended
                                             October 31,    October 31,
                                                1995           1996
                                             -----------    -----------
Cash Flows Operating Activities:
     Net income                              $   14,521     $   126,959
     Depreciation                                14,581          23,431
     Increase in income taxes payable             3,461          19,928
     Increase in deferred income taxes
       payable                                     -             39,995
     Increase in accounts payable and
      accrued expenses                            3,794          25,865
     (Gain) on sale of assets                      -           (106,614)
                                               --------        --------
Net Cash Provided by Operating Activities        36,357         129,564
                                               --------        --------
Cash Flows from Investing Activities:
     (Investments) in certificates of
      purchase                                     -           (372,074)
     Collection of notes receivable               1,149         151,964
     (Investment) in mortgage notes
      receivable                                   -           (155,366)
     (Acquisition) of real estate                  -            (93,316)
     Other                                         -            (33,215)
                                              ---------        --------
Net Cash Provided by (Used in)
 Investing Activities                             1,149        (502,007)
                                               --------        --------
Cash Flows from Financing Activities:
     Common stock issued                        278,000           4,000
     (Repayment) of notes payable               (12,132)        (20,711)
     Loan from related party                       -            119,700
                                               --------        --------
Net Cash Provided by
 Financing Activities                           265,868         102,989
                                               --------        --------
Increase (decrease) in Cash                     303,374        (269,454)
Cash, Beginning of Period                          -            303,374
                                               --------        --------
Cash, End of Period                          $  303,374          33,920
                                              =========        ========
Interest Paid                                $   41,042      $   66,490
                                              =========        ========
Income Taxes Paid                            $     -         $    4,102
                                              =========        ========

Note: During the period ended October 31, 1995, 245,711 shares of common stock were issued in exchange for real estate, mortgage notes receivable and other assets, net of related liabilities, with the net equity totalling $1,228,555. During the year ended October 31, 1996, 80,682 shares of common stock were issued in exchange for two mortgage notes receivable totalling $442,268, including accrued interest. Real estate was sold in exchange for mortgage notes receivable totalling $856,993 less a mortgage note payable of $32,843 which was assumed.

The accompanying notes are an integral part of the financial statements.

           PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
           --------------------------------------------------
                     AND CONSOLIDATED SUBSIDIARIES
                     -----------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 October 31, 1995 and October 31, 1996


(1)  Summary of Accounting Policies
     ------------------------------
     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

     (a)  Organization and Principles of Consolidation
          --------------------------------------------
          The consolidated financial statements include the accounts of Prime Rate Investment Management Enterprises, Inc., (PRIME) and its wholly-owned subsidiary, Prime Rate Income & Dividend Enterprises, Inc. (PRIDE) and Birch Branch, Inc. a wholly-owned subsidiary of PRIDE. The Company is principally in the real estate ownership and rental business. The Company also invests in mortgage notes receivable and certificates of purchase related to real estate foreclosures. All intercompany account balances have been eliminated in the consolidation. The Company has selected October 31 as its year end.

     (b)  Per Share Information
          ---------------------
          Per share information is based upon the weighted average number of shares outstanding during the period.

     (c)  Investment in Real Estate and Related Depreciation
          --------------------------------------------------
          The Company's investments in rental real estate are carried at cost, net of accumulated depreciation. Real estate owned consists principally of single family and condominium residential residences located principally in Colorado, Arizona and California. Deprecation was computed using the straight-line method over estimated useful lives of 40 years. Major renovations are capitalized. Repairs and maintenance costs are expensed as incurred.

     (d)  Use of Estimates in the Preparation of Financial Statements
          -----------------------------------------------------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

        PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
        --------------------------------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              October 31, 1995 and October 31, 1996

(1)  Summary of Accounting Policies, Continued
     -----------------------------------------
  (d)  Use of Estimates in the Preparation of Financial Statements, Continued
       ----------------------------------------------------------------------
          disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
          Actual results could differ from those estimates.

     (e)  Geographic Area of Operations and Interest Rates
          ------------------------------------------------
          The Company owns properties principally in Colorado, California, Arkansas and Arizona. The potential for severe financial impact can result from negative effects of economic conditions within the market or geographic area. Since the Company's business is principally in four areas, this concentration of operations results in an associated risk and uncertainty.

     (f)  Provision for Deferred Income Taxes
          -----------------------------------
          Timing differences exist related to recognition of gains on sale of real estate for income tax purposes and financial reporting purposes. Income tax regulations allow the use of the installment method for reporting sales of assets. The Company has provided a deferred income tax provision for this timing difference.

(2)  Common Stock Issued
     -------------------
     During the year ended October 31, 1995 the Company issued 301,311 shares of restricted common stock for cash and certain other assets totalling $1,506,555, consisting principally of real estate and mortgage notes receivable, net of related mortgage notes payable. The real estate assets were appraised and exchanged for common stock at appraised value which approximated historical cost.

     Historical cost included approximately $120,000 of appraised value in real estate exchanged for services and included in taxable income of the former owner. Also, included in historical cost is approximately $60,000 of gain included in income of the previous owner as a result of liquidation of the entity.

     Included in stock issued during the period ended October 31, 1995 are 42,000 shares issued for $210,000 cash contributed by Universal Capital Corporation for the benefit of the Universal
     Capital Corporation shareholders.   These 42,000 shares  are

        PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
        --------------------------------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              October 31, 1995 and October 31, 1996

(2)  Common Stock Issued, Continued
     ------------------------------
     held in trust by a shareholder of the Company for the benefit of the Universal Capital Corporation stockholders and will be distributed to them upon successful completion of a registration statement with the U.S. Securities and Exchange Commission, or upon the shareholders accepting unregistered restricted shares. Seventeen shareholders representing approximately 78% of the 42,000 shares have agreed to accept unregistered restricted shares in lieu of receiving free trading shares.

     Included in stock issued during the year ended October 31, 1996 are 728 shares issued for $4,000 cash, 80,682 shares issued for two mortgage notes receivable, and 450 shares issued for consulting services valued at $2,475. The two mortgage notes receivable were previously owned by two stockholders of the Company and exchanged for common stock at the unpaid principal balances plus accrued interest totalling $442,268.

(3)  Note Payable
     ------------
     As of October 31, 1996 the Company had outstanding $646,478 of mortgage notes payable collateralized by certain real estate. Monthly payments, including principal and interest at rates ranging from 8.5% to 15%, total approximately $6,800.
     Maturities of notes payable are summarized as follows:

     Year ended March 31,
               1997           $  17,347
               1998              19,507
               1999              21,952
               2000              24,720
               2001              27,855
             Thereafter         535,097
                                -------
              Total           $ 646,478
                                =======

(4)  Concentration of Credit Risk
     ----------------------------
     The Company's material concentration of credit risk consists principally of investments in mortgage loans and certificates of purchase. The Company's investments in mortgage loans are collateralized principally by first deeds of trust in real

        PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
        --------------------------------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              October 31, 1995 and October 31, 1996


(4)  Concentration of Credit Risk, Continued
     ---------------------------------------
     estate located primarily in Colorado and California. At October 31, 1996, the Company had seven mortgage loans receivable from one individual totalling $412,977. The loans as a percentage of value are approximately 90%. The Company also had twelve mortgage loans receivable from another individual totalling $431,220. The second individual's loans as a percentage of value are approximately 100% but, as additional collateral for loans receivable from this individual, the Company has a junior lien on another property owned by this individual.

     Weighted average interest rates on mortgagee notes receivable approximate 8% per annum with monthly repayment terms being amortized over periods up to fifteen years.

     The Company has six investments in foreclosure certificates of purchase totalling $372,074 as of October 31, 1996. These certificates of purchase entitle the Company to receive interest at the original foreclosed mortgage loan rate over the 75 day redemption period or title to the property if not redeemed within the redemption period. Interest rates on the Company's investment in certificates of purchase range between 7.5% and 11%.

     As of October 31, 1996, the Company has an investment in a first mortgage note receivable with a health club/racquetball building as collateral. As of October 31, 1996, the note was in default and the Company was in the process of foreclosing on the property. During November, 1996, the Company obtained title to this property at the foreclosure sale. The $547,634 carrying value of this note represents the unpaid principal balance of the note plus costs incurred related to the property during the foreclosure period. This property is located in Orange County, California and is on land that is leased under a long-term ground lease with approximately 39 years remaining. The ground lease payments are currently approximately $2,500 per month with provisions for future inflationary increases. The building is leased to a tenant under a ten year lease that became effected in March 1996. Rent under the terms of the lease on a triple net basis amount to approximately $7,200 per month for October, November and December 1996, then increasing in January 1997, with various

       PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
       --------------------------------------------------
                 AND CONSOLIDATED SUBSIDIARIES
                 -----------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             October 31, 1995 and October 31, 1996


(4)  Concentration of Credit Risk, Continued
     ---------------------------------------
     increases throughout the ten year lease period with the monthly rent approximately $9,000 in the tenth year. The tenants have an option to renew the lease for an additional ten year period at fair market value, but not less than approximately $9,000 per month. The lease is a net lease with the tenants being required to pay all expenses related to the building. This building was contributed to the Company by a stockholder of the Company in exchange for 71,132 shares of the Company's common stock, totalling $391,226, equaling the principal and accrued interest on the note at the time of exchange. Included in accounts payable and the carrying value of the note are $24,000 of costs incurred by the tenant related to property improvements. The Company has agreed to reduce the rent by $2,000 per month for 12 months to compensate the tenant for the $24,000 costs incurred. During November 1996, the Company obtained title to this property at the foreclosure sale. Management has reviewed this investment and believes that the terms of this lease support the carrying value of the property at the cost of approximately $547,634.

(5)  Subsequent Event
     ----------------
     During November 1996, PRIDE exchanged its investment in nine residential lots for approximately 40% ownership of Rocky Mountain Power Company, Inc. (RMPC), an inactive, non-reporting public company. RMPC's only asset is cash of approximately $13,000. RMPC has no significant liabilities. Also during November, 1996, the Company exchanged investments in mortgage notes receivable in the approximate principal amount of$800,000 for preferred stock of RMPC. The preferred stock in the approximate amount of $800,000 has a cumulative dividend rate of 6% per annum.

(6)  Rental Income Prior to Acquisition
     ----------------------------------
     The following information relates to income and expenses of rental property prior to the Company's acquisition of the properties:

        PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
        --------------------------------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              October 31, 1995 and October 31, 1996


(6)   Rental Income Prior to Acquisition, Continued
      ---------------------------------------------

                    For the six month period
                      Ended April 30, 1995
                    ------------------------
          Rental Income                   $    44,097

          Operating Expenses:
               Management Fees                  3,155
               Repairs & Maintenance            7,032
               Utilities                          282
               Miscellaneous                    2,472
               Property Taxes                   5,309
               Insurance                        1,546
               Interest                        29,621
                                              -------
          Total Operating Expenses             49,417
                                              -------
          Net Rental Loss                    $ (5,320)
                                              =======

                    For the six month period
                     Ended October 31, 1995
                    ------------------------
          Rental Income                 $  3,345

          Operating Expenses:
               Management Fees               334
               Repairs & Maintenance          45
               Property taxes                854
               Insurance                     246
                                           -----
          Total Operating Expenses         1,479
                                           -----
          Net Rental Income             $  1,866
                                          ======

     The above income and expenses relate to rental properties acquired during the period ended October 31, 1995 and include only income and expenses prior to acquisition related to these properties as if they were owned by the Company. The statement of income for the year ended October 31, 1996 includes a full years operating results on all properties other than one rental house acquired during year ended October 31, 1996 for approximately $40,000. This property was not a rental property prior to acquisition by the Company. The net

        PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
        --------------------------------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              October 31, 1995 and October 31, 1996

(6)  Rental Income Prior to Acquisition, Continued
     ---------------------------------------------
     projected cash flow for the year ended October 31, 1997 for this one rental house acquired during 1996 is approximately $3,000 with projected depreciation of approximately $800, resulting in a projected net taxable income on this property of approximately $2,200. The health club/racquetball building that was acquired through foreclosure proceedings in November, 1996, subsequent to October 31, 1996 had rental income collected by the previous owner of $42,000, real estate tax expenses of approximately $8,400 and land lease expenses of approximately $30,000. Since the property was rented on a triple net lease basis, the tenant was responsible for all operating expenses. Projected cash flow on this property for the year ending October 31, 1997 is summarized as follows:

          Rental Income                     $    89,400

          Rent reduction as a credit
            for tenant improvements             (24,000)
                                                -------
          Net rental income                      65,400

          Ground lease payments                 (30,000)
                                                -------
          Net projected cash flow based
            on existing lease                    35,400

          Depreciation expense                  (14,100)

          Capitalized reimbursed tenant
            improvements                         24,000
                                                -------
          Projected taxable income from the
           health club/racquetball facility $    45,300
                                                =======

(7)  Note Payable, Related Party
     ---------------------------
     As of October 31, 1996, a related party had loaned $119,700 to the Company. This balance is payable on demand and bears interest at the rate of 8% per annum. This loan is uncollateralized.

       PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
       --------------------------------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              October 31, 1995 and October 31, 1996


(8)  Fair Value Financial Instruments
     --------------------------------
     As of October 31, 1996, the Company had various investments in long term mortgage notes receivable and was obligated under various mortgage notes payable. Management believes that the fair value of these financial instruments does not materially differ from the carrying value of these notes based upon discounting at current market rates of interest.

(9)  Income Taxes
     ------------
     A reconciliation between the expected income tax provision computed at a federal statutory rate of 34% and the actual income tax provision follows:

                                          Year Ended October 31,
                                             1995        1996
                                         ------------ ------------
        Expected income tax               $    6,114  $   64,935
        Graduated tax brackets                (3,417)     (7,201)
        State tax net of federal benefit         764       5,825
        Other                                      -         466
                                            --------    --------
                                          $    3,461  $   64,025
                                            ========    ========


     The tax effects of temporary differences that give rise to the deferred tax liability at October 31, 1996 follow:

        Installment sale reporting               $   39,995
        less current portion                         (7,696)
                                                   --------
                                                 $   32,299
                                                   ========